Exhibit 99.1

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

1. VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of International Financial Reporting Standards (IFRS). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2. ANALYSIS OF FINANCIAL POSITION

a) Analysis of the Financial Statement

The principal components of assets and liabilities as of March 31, 2010 and December 31, 2009 are as follows:

	03/31/2010	12/31/2009
Assets	ThU.S.$	ThU.S.$
Current assets	2,274,335	2,272,313
Other assets	9,017,746	9,141,514

Total assets	11,292,081	11,413,827

	03/31/2010	12/31/2009
Liabilities and Shareholders’ Equity	ThU.S.$	ThU.S.$
Current liabilities	809,368	951,413
Long-term liabilities	4,079,065	4,079,981
Minority interest	109,678	113,840
Shareholders’ equity	6,293,970	6,268,593

Total liabilities and shareholders’ equity	11,292,081	11,413,827

Total assets decreased by 1.07%, or U.S.$122 million, from December 31, 2009 to March 31, 2010. This decrease is mainly attributable to a decrease in Cash and cash equivalents (financial instruments), Property, plant and equipment and Biological assets, offset by an increase in Other trades.

Total liabilities decreased by U.S.$143 million from December 31, 2009 to March 31, 2010. This decrease is mainly attributable to a decrease in Bank borrowings and Obligations to the public.

The main financial and operating ratios are as follows:

Liquidity ratios	03/31/2010	12/31/2009
Current ratio	2.81	2.39
Acid ratio	1.70	1.41

Debt indicators	03/31/2010	12/31/2009
Debt to equity ratio	0.76	0.79
Short-term debt to total debt	0.17	0.19
Long-term debt to total debt	0.83	0.81

	03/31/2010	03/31/2009
Financial expenses covered	2.51	1.50

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

2. ANALYSIS OF FINANCIAL POSITION, continued

a) Analysis of the Balance Sheet, continued

Operational ratios	03/31/2010	12/31/2009
Inventory turnover	0.54	2.23
Inventory turnover (excluding biological assets)	0.84	3.28
Inventory permanence-days	167.44	161.21
Inventory permanence (excluding biological assets)	107.57	109.65

The liquidity ratio for the current period has increased. This is due to an increase in current assets and a decrease in current liabilities, which in turn is explained by an increase in Trade and other receivables and a decrease in Bank borrowings and Bonds.

At March 31, 2010, the short-term debt represented 17% of total liabilities compared to 19% at December 31, 2009.

The ratio of financial expenses covered increased from 1.50 in March 31, 2009 to 2.51 in March 31, 2010. The increase is attributable to higher profits in the current period.

The ratio of inventory turnover decreased at March 31, 2010 as compared to December 31, 2009 due to the fact that production volume increased more than sales.

b) Analysis of the Income Statement

Gross Margin

Gross Margin presents a profit of U.S.$293 million in 2010 compared to U.S.$176 million in 2009, caused by an increase in revenues.

Profit before Income Tax

Profit before Income Tax registers a profit of U.S.$75 million in 2010 compared to U.S.$21 million in 2009, an increase of U.S.$54 million. The change was attributable to the factors described in the following table:

Item	Million U.S.$
Gross margin	117
Administration cost	(22)
Other operating income	(26)
Foreign currency exchange rate	(8)
Others net	(7)

Net change in outcome before income tax	54

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

2. ANALYSIS OF FINANCIAL POSITION, continued

The increase in the exchange rate difference is principally due to a strong appreciation of the U.S. Dollar against the Chilean peso, the Euro and the Real, the currencies in which the Company owns financial investments, tax receivables and other accounts receivable.

The main indicators related to result accounts and the details of revenues and operation costs are as follows:

Revenues	03/31/2010 ThU.S$	03/31/2009 ThU.S$
Pulp	386,252	362,239
Sawn timber	113,022	99,807
Panels	252,982	175,101
Forestry	27,474	19,290
Other	5,150	3,703

Total revenues	784,880	660,140

Sales costs	03/31/2010 ThU.S$	03/31/2009 ThU.S$
Wood	125,916	155,770
Forestry work	76,156	69,485
Depreciation	41,587	45,843
Other costs	248,162	212,885

Total sales costs	491,821	483,983

Profitability index	03/31/2010	12/31/2009
Profitability on equity	1.30	4.92
Profitability on assets	0.73	2.81
Return on operating assets	5.62	3.13

Profitability ratios	03/31/2010	03/31/2009
Income per share (U.S.$) (1)	0.55	0.12
EBITDA (2)	218,927	130,454
Income after tax (ThU.S.$) (3)	62,528	14,182
Gross margin (ThU.S.$)	293,059	176,157
Financial costs ( ThU.S.$)	(49,935)	(42,350)

(1)	Earnings per share refer to the profit to net equity to parent company.
(2)	Earnings before income tax, interest, depreciation, amortization and financial expenses.
(3)	Includes interest.

3. DIFFERENCE BETWEEN ECONOMIC VALUES AND BOOK ASSETS

Assets and liabilities are presented in the Financial Statements according to International Financial Reporting Standards and instructions issued by the Chilean Securities Commission. We believe that there are no substantial differences between the economic value of our assets and the value reflected in these Financial Statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

4. MARKET SITUATION

Pulp

1)	During the first quarter, prices continued to rise following a trend that began in early 2009.

2)	Despite the effects of the earthquake on Chilean production, this trend has continued as price levels have reached historical highs.

3)	The situation in major global markets is the following:

Asia, especially China, Korea and India, continue to lead in pulp demand and price increases. Local paper producers are finding it increasingly difficult to transfer these price increases to their own products, but they are still in a relatively comfortable position due to past purchases. Paper production is still very strong for local consumption and exports, fostering initiatives in Europe and North America for the establishment of tariffs on most competitive products from these Asian countries.

The European paper market is still facing a difficult situation. Local producers have not been able to transfer higher pulp prices to their paper products, consequently obtaining narrower margins. Furthermore, there is a close relationship between the paper and pulp markets due to restrictions in the local supply of these products caused by production interruptions due to strikes.

In North America there is less demand for pulp and paper production as a result of plant closings. This volume is being replaced by imports from China, Korea and Indonesia.

In some markets, spot prices are 5 to 10% above the price of traditional markets.

Sawn Timber

The real estate and construction markets in the U.S. have rebounded in the first quarter of 2010. Housing construction reached an annualized rate of 626,000 units in March. The current construction levels remain low when compared with the average over the last 10 years. During the first quarter of 2010 there has been an increase in prices and demand for moldings and sawn timber compared with the last quarter of 2009.

During the first quarter of 2010, we observed a higher demand for forestry products in all markets. There was also improvement in prices, especially in China, Korea, Mexico, Peru, Japan and Taiwan. In the Middle East, especially Saudi Arabia, there was higher demand for timber packaging and also better prices. Despite the recovery in sales prices of forestry products, prices remain below pre-crisis levels.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

4. MARKET SITUATION, continued

Panels

At the end of the first quarter, sales of all panels divisions to final customers show a 45% compared to the same period last year. At the same time, panel sales volumes increased over this same period by 40%. We see a significant recovery in the markets, both in pricing and sales volumes, over the previous year.

Our Plywood business sales volume to final customers increased by 14%, and sales prices also recovered significantly. Sales volumes have increased primarily in Mexico and the rest of Latin America.

Regarding our MDF boards, where sales volume increased by more than 50%, Brazil has been the main engine of growth in the region with strong increases in demand and favorable projections for the year.

MDF moldings sales volumes were up by 26% over the same period in 2009 despite the disruption in Chilean shipments caused by the February 2010 earthquake. Prices also increased by approximately 3%. Moreover, given the uncertainty in the supply from Chile, the U.S. market reacted with sharp price increases of over 10%, which will be reflected in the results for the second quarter of this year.

The HB sales have not been the exception to this global recovery in prices and volumes, with volume increases of 20% compared to same period of 2009.

In summary, panels demand in Latin America is led by Brazil, Mexico and Chile. Chilean demand is strongly influenced by the needs for reconstruction after the earthquake in February. There is also a slow recovery in confidence in the U.S., where prices also are rising due in part to the Chilean earthquake. Europe remains a cause for concern as demand remains depressed and the Euro has weakened against the U.S. dollar, mainly due to the economic problems in Greece, Spain, Portugal and Italy.

5. ANALYSIS OF CASH FLOW

The main components of net cash flow at March 31, 2010 and 2009 are as follows:

	03/31/2010 ThU.S.$	03/31/2009 ThU.S.$
Positive (negative) Cash flow
Cash flow from operating activities	118,270	74,780
Cash flow from financing activities: Loan and bond payments	(129,099)	214,880
Dividend payments	(3,632)	—
Cash flow from investment activities:
Purchase and sales of permanent investments	(16,000)	—
Incorporation and sale of property, plant and equipment	(94,766)	(78,925)
Incorporation and sale of biological assets	(29,764)	(15,215)
Other	802	(1,192)

Net cash flow for the period	(154,189)	194,328

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

5. ANALYSIS OF CASH FLOW, continued

We had a positive operating cash flow of U.S.$118 million in the current period compared to a positive balance of U.S.$75 million in 2009. The positive operating cash flow resulted from an increase in client recovery and was partially offset by higher payments to suppliers.

Cash flow from financing activities as of March 31, 2010 had a negative balance of U.S.$133 million compared to a positive balance of U.S.$215 million for the same period in 2009. This change resulted from lower received loans in the year 2010.

The investment cash flow decreased at the end of the current period, due principally to payments for acquisition of biological assets, property, plant and equipment and capital contribution from associated parties.

6. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of March 31, 2010, a ratio of fixed rate debt to total consolidated debt of approximately 91.62%, which it believes is consistent with industry standards. The Company does not engage in futures or other hedging transactions to hedge against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited, in large part because the Company maintains one of the lowest cost structures in the industry.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues. As a result, exposure to changes in the exchange rate has decreased significantly.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED BALANCE SHEET

	Note	03/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Assets
Current Assets
Operative Current Assets
Cash and cash equivalents	4	373,359	534,199
Other financial current assets	22	4,346	8,426
Other non-current financial assets		86,016	63,684
Trade and Other receivables-net	22	719,649	558,441
Related party receivables	13	13,571	16,327
Inventories	3	555,641	620,058
Biological assets, current	20	343,435	310,832
Tax assets		178,318	160,346
Total Current Assets and disposal groups held for sale or held for distribution to owners		2,274,335	2,272,313
Total Current Assets		2,274,335	2,272,313
Non-Current Assets
Other non-current financial assets	22	27,355	29,078
Other non-current and non-financial assets		36,991	35,196
Investment accounted through equity method	15	489,914	476,101
Intangible assets	19	10,732	11,154
Goodwill		62,425	63,776
Property, plant and equipment	7	4,859,038	4,969,753
Biological assets, non-current	20	3,413,001	3,446,696
Deferred tax assets	6	118,290	109,760
Total non-current assets		9,017,746	9,141,514
Total Assets		11,292,081	11,413,827

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED BALANCE SHEET (continued)

	Note	03/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Net Equity and Liabilities
Liabilities
Current Liabilities
Other financial liabilities	22	384,493	535,557
Accounts payable, Trade and Other accounts payable	22	291,381	321,892
Related party payables	13	4,462	10,136
Provisions, current	18	5,211	5,169
Current tax payables		23,991	15,917
Current provision for employee benefits	10	2,351	2,372
Other non-financial liabilities, current		97,479	60,370
Total Current Liabilities and disposal groups held for sale		809,368	951,413
Total Current Liabilities		809,368	951,413
Non-Current Liabilities
Other non-current financial liabilities		2,658,313	2,678,010
Provisions, non-current	19	8,685	9,463
Deferred tax liabilities	6	1,269,833	1,256,090
Non-current provision for employee benefits	10	25,119	25,295
Other non financial liabilities, non-current		117,115	111,123
Total non-current liabilities		4,079,065	4,079,981
Total liabilities		4,888,433	5,031,394
Net Equity
Issued capital		353,176	353,176
Accumulated profit/loss		5,932,191	5,893,799
Other reserves		8,603	21,618
Net equity attributable to parent company		6,293,970	6,268,593
Non-parent participation		109,678	113,840
Total net equity		6,403,648	6,382,433
Total net equity and liabilities		11,292,081	11,413,827

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Income Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF INCOME

	Note	January-March
		2010 ThU.S.$	2009 ThU.S.$
Income Statement
Profit (loss) from operations
Revenue	9	784,880	660,140
Cost of sales		(491,821)	(483,983)
Gross profit		293,059	176,157
Other income by activity	2	35,311	36,375
Distribution costs		(77,867)	(83,828)
Administrative expenses		(76,275)	(54,271)
Other expenses by activity		(38,459)	(12,836)
Other loss		(92)	(163)
Financial income		8,584	10,943
Financial costs	2	(49,935)	(42,350)
Participation in (loss) profit in associates and joint ventures accounted through equity method	15	(1,504)	1,143
Exchange rate differences	11	(17,583)	(9,832)
Profit (loss) before income tax		75,239	21,338
Income tax expense	6	(12,711)	(7,156)
Profit from continuing operations		62,528	14,182
Profit (Loss) from Discontinued operations, Net of Tax		0	0
Net Profit		62,528	14,182

Profit attributable to
Profit attributable to parent company		62,456	13,626
Profit attributable to non-parent company		72	556
Net Profit		62,528	14,182

Ordinary Shares
Basic earnings per share
Earnings per share from counting operations		0.0005526	0.0001253
Earnings per share from discontinued operations		0	0

Basis earnings per share		0.0005526	0.0001253

Ordinary Diluted Shares
Earnings per diluted share from counting operations		0.0005526	0.0001253
Earnings per diluted share from discontinued operations		0	0

Basic earnings per diluted share		0.0005526	0.0001253

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Income Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

COMPREHENSIVE INCOME STATEMENT

		January-March
	Note	2010 ThU.S.$	2009 ThU.S.$
Profit		62,528	14,182
Other comprehensive income, before tax
Exchange difference on conversion
Profit (loss) for exchange differences before tax	11	(19,468)	5,820
Other comprehensive income before tax, exchange difference on conversion		(19,468)	5,820
Cash flow hedges
Profit (loss) for cash flow hedges before tax		6,509	(4,782)
Other comprehensive income, before tax, cash flow hedges		6,509	(4,782)
Participation in Other comprehensive income in associates and joint ventures through equity method		(96)	0
Other comprehensive income, before tax		(13,055)	1,038
Comprehensive income statement
Income tax related to Other comprehensive income
Income tax related to Cash flow hedges on Other comprehensive income		(1,106)	813
Income tax related to Other comprehensive income		(1,106)	813
Other comprehensive income		(14,161)	1,851
Total comprehensive income		48,367	16,033

Comprehensive Income Statement attributable to:
Comprehensive income statement attributable to parent company		49,441	15,084
Comprehensive income statement attributable to non-parent company		(1,074)	949
Total comprehensive income		48,367	16,033

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statement of Changes in Net Equity

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENT OF CHANGES IN NET EQUITY

03/31/2010	Share Capital ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$	Profit or loss on the remeasurement of financial assets available for sale ThU.S.$	Other Reserves ThU.S.$	Accumulated Profit (Loss) ThU.S.$	Profit (loss) attributable to Parent Company ThU.S.$	Non-parent company ThU.S.$	Net Equity Total ThU.S.$
Opening balance at 01/01/2010	353,176	27,551	(4,820)	(1,113)	21,618	5,893,799	6,268,593	113,840	6,382,433
Changes in equity
Comprehensive income statement
Profit (loss)	0	0	0	0	0	62,456	62,456	72	62,528
Other comprehensive income	0	(18,322)	5,403	(96)	(13,015)	0	(13,015)	(1,146)	(14,161)
Comprehensive income	0	0	0	0	0	0	49,441	(1,074)	48,367
Dividends	0	0	0	0	0	(24,064)	(24,064)	0	(24,064)
Increase (decrease) for transfers and Other changes	0	0	0	0	0	0	0	(3,088)	(3,088)
Total Changes in equity	0	(18,322)	5,403	(96)	(13,015)	38,392	25,377	(4,162)	21,215
Closing balance at 03/31/2010	353,176	9,229	583	(1,209)	8,603	5,932,191	6,293,970	109,678	6,403,648

03/31/2009	Share Capital ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$	Profit or loss on the remeasurement of financial assets available for sale ThU.S.$	Other Reserves ThU.S.$	Accumulated Profit (Loss) ThU.S.$	Profit (loss) attributable to Parent Company ThU.S.$	Non-parent company ThU.S.$	Net Equity Total ThU.S.$
Opening balance at 01/01/2009	353,176	(136,223)	0	(3,015)	(139,238)	5,675,616	5,889,554	117,682	6,007,236
Changes in equity
Comprehensive income statement
Profit (loss)	0	0	0	0	0	13,626	13,626	556	14,182
Other comprehensive income	0	5,427	(3,969)	0	1,458	0	1,458	393	1,851
Comprehensive income	0	0		0	0	0	15,084	949	16,033
Dividends	0	0	0	0	0	(5,450)	(5,450)	0	(5,450)
Increase (decrease) for transfers and Other changes	0	0	0	0	0	0	0	(2,821)	(2,821)
Total Changes in equity	0	5,427	(3,969)	0	1,458	8,176	9,634	(1,872)	7,762
Closing balance at 03/31/2009	353,176	(130,796)	(3,969)	(3,015)	(137,780)	5,683,792	5,899,188	115,810	6,014,998

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statement of Cash Flows-Direct Method

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENT OF CASH FLOWS-DIRECT METHOD

	03/31/2010 ThU.S.$	03/31/2009 ThU.S.$
Cash Flows from (used in) Operating, Direct Method
Statement of Cash flows
Cash Flows from (used in) Operating
Types collections operating activities
Collections from sales of goods and services	998,789	769,886
Other collections for operating activities	65,524	68,849
Types of payments
Payments to suppliers	(802,836)	(638,791)
Payments to and behalf of employees	(53,002)	(45,988)
Other payments for operating activities	(16,246)	(14,065)
Interest paid	(63,376)	(46,055)
Interest received	1,262	3,570
Amounts paid and received by the Income Tax Returned	(8,986)	(16,867)
Other input (output) in cash	(2,859)	(5,759)
Net Cash flows from (used in) Operating Activities, Total	118,270	74,780
Cash flows from (used in) Investing Activities
Cash flow used in the purchase of non-controlling interest	(4,000)	0
Payments for acquiring joint ventures	(12,000)	0
Proceeds from sale of property, plant and equipment	877	86
Purchase of property, plant and equipment	(95,643)	(79,011)
Proceeds from sale of other financial assets	230	2,508
Purchase of other financial assets	(29,994)	(17,723)
Other input (output) in cash	802	(1,192)
Cash flows from (used in) Investing Activities	(139,728)	(95,332)
Cash flows from (used in) Financing Activities
Loans obtained in long term	0	450,920
Loans obtained in short term	16,272	0
Total loans obtained	16,272	450,920
Loan payments	(145,371)	(236,040)
Dividend paid	(3,632)	0
Cash flows from (used in) Financing Activities	(132,731)	(214,880)

Net increase (decrease) of Cash and Cash Equivalents	(154,189)	194,328
Effect of exchange rate variations on cash and cash equivalents
Effect of exchange rate variations on cash and cash equivalents	(6,651)	1,257
Net increase (decrease) of Cash and Cash equivalents	(160,840)	195,585
Cash and cash equivalents, at the beginning of the period	534,199	167,287
Cash and cash equivalents, at the end of the period	373,359	362,872

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 1. PRESENTATION OF FINANCIAL STATEMENTS (IAS 1)

Entity Information

Name of Reporting Entity

Celulosa Arauco y Constitución S.A., Tax No. 93,458,000-1, Closed Company, was registered in the Superintendency of Securities and Insurance Securities Registry as No. 042 on June 14, 1982, therefore being subject to audit by this Superintendency.

Forestal Cholguán S.A., subsidiary of Arauco, is also registered on the Registry of Securities (Register No. 030).

The Company’s head office address is El Golf Avenue 150, floor 14, Las Condes, Santiago, Chile.

Celulosa Arauco y Constitución S.A. and subsidiaries (hereinafter “Arauco”), is principally engaged in the production and sale of forestry and wood products. Its main operations are focused on the following business areas: Pulp, Plywood and fiberboard panels, Sawn Timber and Forestry.

Arauco is controlled by Empresa Copec S.A., Corporation, which owns 99.9779% of Arauco, and is registered in the Superintendency of Securities and Insurance Securities Registry as No. 0028, therefore being subject to audit by this Superintendency.

The controllers of the Company are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda., which owns 63.4015% of the shares of AntarChile S.A., the controller of our parent company Empresas Copec S.A.

The Arauco Interim Consolidated Financial Statements were prepared on a going concern basis.

Presentation of Financial Statements

Financial Statements presented by Arauco as at March 31, 2010:

•	Consolidated Balance Sheet

•	Consolidated Statement of Income

•	Comprehensive Income Statement

•	Consolidated Statement of Changes in Net Equity

•	Consolidated Statement of Cash Flows – Direct Method

•	Disclosure of Explanatory Information (notes)

Period Covered by the Financial Statements

January 1, 2010 to March 31, 2010.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Date of Approval of Financial Statements

The issuance of these interim consolidated financial statements for the period between January 1, 2010 and March 31, 2010 was approved by the Board in Extraordinary Session No. 422 on May 25, 2010.

Functional Currency

Arauco has defined the U.S. Dollar as its main functional currency, as most of the Company’s operations are a result of exports, and its costs to a large extent are related to or index-linked to the U.S. Dollar.

For the pulp segment, most of the sales operations are exports, meaning that the costs are mainly plantation costs, which are settled in U.S. Dollars.

For the sawmill and panel segments, despite having a mix of national sales and exports, the prices for the products are established in U.S. Dollars, as is also the case for the cost structure of raw materials.

Despite the fact that the cost of labor and services are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials and depreciation of equipment, whose markets are global and are influenced mostly by the U.S. Dollar.

Arauco has defined the U.S. Dollar as its main functional currency.

Financial Statements are presented in thousands of U.S. Dollars, with a level of precision of the figures in thousands of dollars without decimals.

All significant information required by the IFRS is presented in these financial statements.

Additional Information Relevant to the Understanding of the Financial Statements

The Company Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. are entities that as a whole qualify as Special Purpose Entities, because control exists and they maintain exclusive contracts with Arauco for wood provision, forward purchase of land, and a forest administration. Considering this, the companies are consolidated and are part of the consolidated financial statements of Arauco Group.

Compliance and Adoption of IFRS

The accompanying Financial Statements of Arauco include all significant aspects of the balance sheet, statements of income of its operations and cash flows in accordance with International Financial Reporting Standards.

This presentation is required to give a faithful representation of the effects of transactions, as well as other events and conditions, according to the definitions and criteria established within the conceptual framework of IFRS for the recognition of assets, liabilities, income and expenses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

IFRS Compliance Declaration

These interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”), which have been adopted in Chile under the title “Financial Reporting Standards in Chile” (NIFCH) and represent the wholesale adoption, explicitly and without reservation, of IFRS.

Disclosure of Capital Information

Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management aim at:

a)	Guaranteeing business continuity and normal operations in the long term;

b)	Providing all financing needs for new investments to achieve sustainable growth over time;

c)	Maintenance of an adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the company’s value, as well as providing an adequate return to shareholders.

Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its equity at book value plus its financial liabilities (bank borrowings and bonds).

Quantitative Information on Capital Management

Financial guarantees of the Company are as follows:

Instrument	Amount at 03/31/2010 (ThU.S. $)	Amount at 12/31/2009 (ThU.S. $)	Equity >= ThU.S. $ 2,500,000	Equity Hedging >= 2,0x	Debt Level(1) <= 1,2x	Debt Level(2) <= 0,75x
Local Bonds	389,865	398,693	N/A	N/A	✓	N/A
Forestal Río Grande S.A. Loan	130,160	138,837	N/A	✓(3)	N/A	✓(3)
Bilateral Bank Loan	240,758	255,304	N/A	✓	✓	N/A
Other Loans	37,384	156,639	No Safeguards Required
Foreign Bonds	2,233,872	2,252,838	No Safeguards Required

N/A: Not applicable for the instrument

(1)	Debt Level (financial debt divided by: equity plus minority interest)
(2)	Debt Level (financial debt divided by: total assets)
(3)	Financial guarantees on credits taken by Forestal Río Grande S.A. only apply to financial statements of that company

Debt instruments ratings at March 31, 2010 are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local Bonds	—	AA	—	AA
Foreign Bonds	BBB	BBB+	Baa2	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Capital requirements are incorporated based on the company’s financial needs and on maintaining an adequate liquidity level and complying with financial guarantees established in current debt contracts. The company manages its capital structure and makes adjustments based on the predominant economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the company’s level of liquidity.

Capital (in Thousand of US Dollars) as at Mach 31, 2010, and December 31, 2009:

In ThU.S.$	03/31/2010	12/31/2009
Equity	6,293,970	6,268,593
Bank Loans	408,302	550,780
Finance Leases	531	608
Bonds	2,623,737	2,651,531

Capital	9,326,540	9,471,512

The nature of external capital requirements is determined by the obligation to maintain certain financial ratios that ensure compliance with either bank loans or bond payments, which provide guidelines on capital ranges required for compliance with these requirements. Arauco fulfilled all its external requirements.

Arauco considers it unlikely that future uncertainty risks will result in any significant adjustment to the book value of assets and liabilities within the current financial period. In the case of the fair value of biological assets, no risks are foreseen in which the value of forests will change significantly. Notably, the data used to make the foregoing determination contemplates the long-term realization of such risks, and therefore the estimates provided are also relevant for the long term.

Summary of significant accounting policies

The accompanying interim consolidated financial statements as of March 31, 2010 were prepared in accordance with IFRS accounting policies currently in force, uniformly applied to all items in these Consolidated Financial Statements.

a) Basis for Presentation of financial information

These interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”), which have been adopted in Chile under the title “Financial Reporting Standards in Chile” (NIFCH) and represent the wholesale adoption, explicitly and without reservation, of the mentioned international standards.

The interim consolidated financial statements have been prepared under the historic cost convention, as modified by the revaluation of biological assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit and loss.

b) Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make subjective estimates and assumptions that affect the amounts reported. Estimates are based on historical experience and various other assumptions that are believed to be reasonable, though actual results and timing could differ from the estimates.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Management believes that the accounting policies below take into account those matters that require the exercise of judgment, but acknowledge that different judgments could result in substantially different results.

- Property, Plant and Equipment

For property, plant and equipment in a business acquisition, an external advisor is used to perform a fair valuation of the acquired fixed assets and to assist in determining their remaining useful lives.

The carrying amounts of fixed assets are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. The recoverable amount of an asset is estimated as the higher of fair value less the cost to sell and the value in use, with an impairment charge being recognized whenever the carrying amount exceeds the recoverable amount. The value in use is calculated using a discounted cash flow model, which is most sensitive to the discount rate as well as the expected future cash inflows.

- Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Arauco uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date.

- Biological Assets

The recovery of forest plantations is based on discounted cash flow models which mean that the fair value of biological assets is calculated using cash flows from continuing operations, that is to say, on the basis of sustainable forest management plans considering the potential growth of forests. This recovery is performed on the basis of each stand identified and for each type of tree species.

These discounted cash flows require estimates in growth, harvest, sales prices and costs. It is therefore important that management make appropriate estimates of future levels and trends for sales and costs, as well as administer regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The principal considerations used to calculate the valuation of forest plantations are presented in Note 20.

- Lawsuits and Contingencies

Arauco and its subsidiaries are subject to certain ongoing lawsuits the future effects of which need to be estimated by the management of the Company in collaboration with its legal advisors. Arauco makes appropriate contingency estimates in each balance sheet and/or upon each substantial modification to an underlying cause of any such litigation.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

c) Consolidation

The interim consolidated financial statements include all entities over which Arauco has the power to govern financial and operating policies, which usually requires holding shares with more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases.

Unrealized earnings from subsidiary operations have been eliminated from the consolidated financial statements and minority shareholder equity is recognized in the equity balance.

Interim consolidated financial statements for the period between January 31, 2010 and March 31, 2010 include subsidiary balances shown in Note 13; Fondo de Inversión Bío Bío balances, and its subsidiary Forestal Río Grande S.A., both of which qualify as Special Purpose Entities.

Some consolidated subsidiaries report legal financial statements in Brazilian Reales and Chilean Pesos. For consolidation purposes, they have been translated as indicated in Note 11.

d) Segments

Arauco has defined its operating segments according to its business areas, which are defined by products and services sold to customers. This is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making such relevant decisions related to the Company’s operation. The Chief Executive Officer and Corporate Managing Directors of each business area (segment) are responsible for these decisions.

Detailed financial information by segment is presented in Note 23.

e) Functional currency

(i) Functional currency

Arauco’s entities are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The condensed consolidated financial statements are presented in U.S Dollars, which is the Company’s functional currency and Arauco’s presentation currency.

(ii) Foreign Currency Translations – Subsidiaries and Associates

The Income Statements of subsidiaries, whose functional and presentational currencies are not the U.S. Dollar, are translated into the Arauco reporting currency using the average exchange rates monthly, whereas the Balance Sheets of such subsidiaries are translated using the exchange rates at the reporting date. Exchange differences arising from the retranslation of net investments in foreign entities are recorded directly in shareholders’ equity in Conversion reserves, as shown in the unaudited Statement of Changes in Equity. The cumulative translation differences of divestments and liquidations are combined with their gain or loss on disposal.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

(iii) Foreign Currency Transactions

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the transaction date. Gains and losses on foreign currency resulting from the settlement of such transactions and from the conversion at the closing exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except that which matches the deferral in net equity, such as those derived from cash flow hedges.

f) Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on call at banks and other liquid investments with an original maturity of less than three months.

g) Financial Instruments

(i) Financial assets-liabilities at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it was acquired principally for the purpose of selling in the short term.

Derivatives are also classified as acquired for trading unless they are designated as hedges. Assets in this category are classified as current assets and the passive position of these instruments is presented under Other financial liabilities within the Financial Statement.

Regular purchases and sales of financial assets are recognized on the trade-date, the date on which the Group commits to purchase or sell the asset.

The financial assets-liabilities carried at fair value through profit or loss is initially recognized at fair value, and transaction costs are expended in the income statement. They are subsequently recorded at fair value with an effect on income also.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months from the balance sheet date, which are classified as non-current assets. Loans and receivables include trade receivables and other receivables.

Loans and receivables are initially recorded at fair value and subsequently at amortized cost according to the effective interest rate method under the provision of bad debts.

(iii) Financial liabilities valued at amortized cost

Loans, bonds obligations and liabilities of similar nature are recognized initially at fair value, net of transaction costs incurred. In subsequent periods, they are stated at amortized cost and any difference between proceeds (net of transaction costs), and redemption value is recognized in the income statement over the life of the debt according to the effective interest rate method.

Financial obligations are classified as current liabilities unless the Company has an unconditional right to defer settlement for at least 12 months after the balance sheet date.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

(iv) Creditors and other payables

These instruments are initially recorded at fair value and subsequently at amortized cost using the effective interest rate method.

(v) Hedging instruments

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the Comprehensive Income Statement. The gain or loss relating to the ineffective portion is recognized immediately in the Income Statement within Other Operating Income by activity or Operating Expenses, by activity, as appropriate.

When a hedging instrument expires or is sold, or when it ceases to meet the criteria to be recognized through the hedge accounting treatment, any cumulative gain or loss in equity at that time remains in equity and is recognized when the transaction affects the Income Statement. When it no longer expects a possible transaction to occur, the cumulative gain or loss in equity is immediately transferred to the Income Statement.

h) Inventories

Inventories are reported at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and general manufacturing expenses, excluding interest expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories to the extent that forests are harvested.

Net realizable value is the estimated selling price in the normal course of business, less cost of sale.

When market conditions result in the manufacturing costs of a product exceeding its net realizable value, a valuation allowance is made. This provision also includes amounts relative to obsolescence resulting from slow moving and technical obsolescence.

i) Business Combinations

Business combinations are recognized using the purchase method. This involves recognizing identifiable assets (including previously unrecognized intangible assets) and liabilities (including contingent liabilities and excluding future restructuring) of the acquired business at fair value.

The goodwill acquired in a business combination is initially measured at cost being the excess of cost of business combination over the interest of the company in the net fair value of assets, liabilities and contingent liabilities of the acquisition. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill acquired in a business combination is allocated from the acquisition date to the cash generating unit of the group or groups of cash generating units expected will benefit from the synergies of the combination without prejudice to whether other assets or liabilities of the

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Group are assigned to those units or groups of units. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Income Statement presented in the line Negative goodwill immediately recognized.

Arauco measures the fair value of the acquired company in the business combination made by stage, recognizing the effects of variation in the Income Statement in the period in which they occur.

Accounting policies for subsidiaries will be adjusted if necessary to ensure consistency with the policies adopted by Arauco. Minority Interests are presented as a separate component of equity.

j) Investments in associates

Associates are entities over which the Group exercises significant influence but not control, generally holding between 20 and 50% of the voting rights. Investments in associates are accounted for using the equity method and are initially recognized at cost. Book net equity is increased or decreased for the related proportion to be recognized in the income statement and comprehensive income statement for the period as a result of adjustments arising from conversion of the financial statement into other currencies. The Group’s investment in associates includes goodwill (net of any accumulated impairment loss).

k) Intangible assets

(i) Computer Software

Computer software programs are capitalized in terms of the costs incurred to make it compatible with specific programs. These costs are amortized over the estimated useful lives of the programs.

(ii) Rights

This item includes water-rights, right of way and other acquired rights. Rights are recognized at historical cost and have unlimited useful life as the expected cash flow generating period is unpredictable. These rights are not amortized as they are perpetual and will not require renewal, but are subject to annual impairment tests.

l) Goodwill

The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. Goodwill is not amortized but is tested for impairment on annual basis.

m) Property, plant and equipment

Property, plant and equipment are stated at historical cost less depreciation and the correspondent accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Asset depreciation is calculated using the straight-line method, considering any adjustments for impairment.

The useful life of property, plant and equipment is determined according to expected use of the assets.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, on an annual basis.

n) Leases

Fixed asset leases in which Arauco substantially holds all ownership risks and advantages are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Leases in which significant risks and rewards are not transferred are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

o) Biological Assets

IAS 41 requires that biological assets, such as standing trees, are shown on the Balance Sheet at fair value. Group forests are thus accounted for at fair value less estimated point-of sale costs at harvest, considering that the fair value of these assets can be measured reliably.

The valuation of forest plantation assets is based on discounted cash flow models whereby the fair value of the biological assets is calculated using cash flows from continuous operations, which are based on sustainable forest management plans taking into account growth potential. This valuation is performed on each identifiable farm block basis and for each type of tree.

Forest plantations shown as current assets are those that will be harvested and sold in the short term.

Biological growth and changes in fair value are recognized in the income statement within Other income by activity.

p) Deferred income tax

Deferred income tax is recognized using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates and laws that have been enacted as of the balance sheet date that is expected to apply when the related deferred income tax asset or the deferred income tax liability is settled.

The deferred income tax assets are recognized to the extent that it is probable that future taxable benefits profit will be available against which temporary differences can be utilized.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

q) Provisions

Provisions are recognized when the Company has a current legal or constructive obligation as a result of past events; it is probable that an outflow will be required to settle the obligation; and the amount has been reliably estimated. This amount is quantified with the best possible estimate at the end of each period.

r) Revenue recognition

Revenues are recognized after Arauco has transferred the risks and rewards of ownership to the buyer and Arauco retains neither a continuing right to dispose of the goods, nor effective control of those goods; this means that revenues are recorded upon delivery of goods to customers in accordance with agreed terms of delivery.

Segment revenues mentioned in Note 23 comply with the conditions indicated above.

Revenues from inter-segment sales (which are made at prices that approximate market prices) are eliminated in the consolidated financial statements.

s) Minimum dividend

Article No. 79 of the Privately Limited Companies of Chile provides that, unless otherwise unanimously agreed or adopted by the shareholders, shares-stock as a dividend must be distributed annually in cash to shareholders in proportion to their shares or in the proportion established by the statutes for preferred shares if any, in the amount of at least 30% of net profits for the current year, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco resulted in an agreement to maintain annual dividends at 40% of net distributable profit, including a provisional dividend share distribution at year-end. Dividends payable are recognized as a liability in the financial statements in the period they are declared and approved by the Company’s shareholders or when configuring the corresponding obligation on the basis of existing legislation or distribution policies established by the Shareholders’ Meeting.

The interim and final dividends are recorded as lower equity upon their approval by the relevant groups, being in the first case usually the Company’s Board, and in the second case the responsibility of the General Shareholders’ Meeting.

The amount of these dividends is presented in this Financial Statement under Other Non-Financial Liabilities, current.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

t) Impairment

Non-financial Assets

The carrying amounts of property, plant and equipment are subject to impairment tests whenever some event or change in business circumstances indicates that the book value of assets may not be recoverable, whereas goodwill is tested annually. The recoverable amount of an asset is estimated as the higher of net selling price and value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however, not to an extent higher than the carrying amount that would have been determined and recognized in prior years. For goodwill, however, a recognized impairment loss is not reversed.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

“Cash-generating units” include the smallest identifiable groups of assets whose use generates continuous funds largely independent of those produced by the use of other assets or groups of assets.

Goodwill is allocated to cash generating units for the purpose of impairment testing. The distribution is made between cash-generating units or groups of cash generating units expected to benefit from the business combination that resulted in the goodwill.

Financial Assets

At the end of each period, an evaluation is performed in order to measure the existence of any objective evidence that assets or a group of financial assets have been adversely affected. Impairment effects will be recognized in the Classified Financial Statement only if there is objective evidence that one or more events will occur after initial recognition of financial asset impairment and if these events will affect associated future cash flows.

The doubtful provision of trade receivables is established when there is evidence that Arauco will not receive payments under the original terms of sale. Provisions are made when the client is a party to a bankruptcy court agreement or cessation of payments, or when Arauco has exhausted all levels of recovery of debt in a reasonable time. In the case of sales of our Chilean’ distribution subsidiary (Arauco Distribución S.A.), provisions are estimated using a percentage of accounts receivable to be determined case by case depending on the internal classification of customer risk and age of the debt (days overdue).

u) Employee Benefit costs

The Company has severance payment obligations. These are paid to some workers according to conditions established within collective or individual contracts.

Actuarial gains and losses are recognized in income in the year they are incurred.

These obligations are related to post-employment benefits in accordance with current standards.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

v) Employee vacations

Arauco recognizes the expense for employee vacation on an accrual basis and it is recorded at nominal value.

This concept is presented in the Classified Financial Statement in the line Account payables, Trade and Other account payables.

w) Joint Venture Equity

Joint venture equity is recognized using the equity method.

x) Recent accounting pronouncements

At the date of issuance of these consolidated financial statements, the following accounting pronouncements were issued by the IASB:

Rules and amendments	Content	Mandatory application date
IFRS 1: Revised	First time adoption of International Reporting Standards	July 1, 2009

IFRS 3: Revised (*)	Business Combinations	July 1, 2009

IAS 27: Revised (*)	Consolidated and Separate Financial Statements	July 1, 2009

IFRS 9	Financial instruments	January 1, 2013

Improvements to IFRS		January 1, 2010

Amendment to IAS 39	Recognition and measurement. Eligible hedged items	July 1, 2009

Amendment to IFRS 2	Share based payments	January 1, 2010

Amendment to IFRS 1		January 1, 2010

Amendment to IAS 24	Related parties disclosures	January 1, 2011

Amendment to IFRIC 14	Pre-payments of a Minimum funding requirement	January 1, 2011

Amendment to IAS 32	Classification of rights issues	February 1, 2010

IFRIC Interpretation 17	Distributions of non-cash assets to owners	July 1, 2009

IFRIC Interpretation 18	Transfers of assets from customers	July 1, 2009

IFRIC Interpretation 19	Extinguishing financial liabilities with equity instruments	July 1, 2010

(*)	Arauco adopted in advance these rules, not having a significant impact on this application.

Arauco believes that the adoption of standards, amendments and interpretations described above will have no significant impact on the financial statements of the Company in the period of initial application.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 2. DISCLOSURE OF OTHER INFORMATION

a) Disclosure of information on Capital Issued

Subscribed and paid-in Capital amounts to ThU.S. $353,176.

100% of capital corresponds to ordinary shares.

	03/31/2010	12/31/2009
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,152,446
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$ 0.0031211 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,176

Rights, Privileges and Restrictions by Type of Capital in Ordinary Shares

Liabilities presented under Other Financial Liabilities have certain financial restrictions the Parent Company must comply with; otherwise, debt under these contracts can become payable.

Financial restrictions are the following:

i)	Debt ratio must not exceed 1.2

ii)	Net minimum equity must not be less than US$ 2,500 million

iii)	Interest hedging index cannot be less than 2.0

At closing date Arauco had complied with the totality of these restrictions.

	03/31/2010	12/31/2009
Number of Shares Issued and Completely Paid by Type of Capital in Ordinary Shares	113,152,446

b) Disclosure of information on Dividends paid to Ordinary Shares

At March 31, 2010 there was no dividend distribution.

Dividends paid during 2009 and the corresponding amount per share:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid, Ordinary Shares	Interim Dividend
Type of Shares for which there is a Dividend Paid, Ordinary Shares	Unlisted Ordinary Shares
Date of Dividend Paid, Ordinary Shares	12-16-2009
Amount of Dividend, Ordinary Shares, Gross	ThU.S.$ 25,957
Number of Shares of which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 0.22940

Detail of Dividend Paid, Ordinary Shares
Dividend Paid, Ordinary Shares	Final Dividend
Type of Shares for which there is a Dividend Paid, Ordinary Shares	Unlisted Ordinary Shares
Date of Dividend Paid, Ordinary Shares	05-07-09
Amount of Dividend, Ordinary Shares, Gross	ThU.S.$ 88,449
Number of Shares of which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 0.78168

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

c) Disclosure of Information on Reserves

Other Reserves

Other reserves consist of Conversion Reserves, Hedge Reserves and Financial assets reserves available for sales.

Arauco does not have restrictions associated with these reserves.

Conversion Reserves

This corresponds to a difference in foreign currency translation as compared to the Group’s subsidiaries, which do not use the U.S. Dollar as functional currency.

Hedge Reserves

This corresponds to the portion of profit or swap net loss coverage existing in Arauco at March 31, 2010.

Profit or loss on re-measurement of financial assets available for sale

This mainly corresponds to the value in Other comprehensive income of investment in associates.

d) Disclosures of others information

Below are balances of Other Income by activity, Financing Costs and Participation in profit (loss) of associates and joint venture as of March 31, 2010 and 2009, respectively.

	January - March
	2010 ThU.S.$	2009 ThU.S.$
Types of Other Income by activity
Other Operating Income, Total	35,311	36,375
Gain from changes in fair value of biological assets	31,281	29,678
Revenue from export promotion	1,356	1,112
Leases collected	671	1,634
Selling expense provision of previous year, adjustment	515	1,017
Other operating results	1,488	2,934

Types of Financing Costs
Financing Costs, Total	49,935	42,350
Interest costs	46,386	38,924
Interest on bank loan	46,386	38,924
Other financing costs	3,549	3,426

Types of Participation in Profit (Loss) of associates and joint venture accounted through Equity Method
Total	(1,504)	1,143
Investments in associates	165	665
Joint ventures	(1,669)	478

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 3. INVENTORIES (IAS 2)

Components of Inventory	03/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Raw Materials	101,695	85,706
Production Supplies	34,734	55,764
Work in progress	22,964	26,154
Finished goods	307,882	335,234
Other Inventories	88,366	117,200
Total Inventories	555,641	620,058

As of March 31, 2010, a cost of sales of inventories of ThU.S.$ 481,741 was recognized (ThU.S.$469,660 at March 31, 2009).

As of March 31, 2010, a net increased provision for obsolescence and adjustment to net realizable value of ThU.S.$21,096 was recognized. At March 31, 2009 there was no provision for obsolescence.

The obsolescence provision amounted to ThU.S.$28,620 at March 31, 2010 (ThU.S.$7,524 at December 31, 2009).

At the date of these Financial Statements, there are no inventories delivered under a guarantee to report.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 4. CASH FLOW STATEMENT (IAS 7)

Cash and cash equivalents includes cash flow, bank account balances, fixed term deposits, repurchase agreements and mutual funds. They are short-term investments that are readily convertible into cash, and are subject to an immaterial change in value.

The objective of fixed term deposits is to maximize short-term cash flow surpluses. This instrument is authorized by Arauco’s Placement Policy, which establishes a mandate that allows investments in fixed income securities. In general, these instruments have a maturity period of less than ninety days.

Arauco invests in local mutual funds to maximize the profitability of cash flow surpluses in Chilean Pesos, or in international mutual funds in foreign currencies such as U.S. Dollars or Euros. This instrument is accepted by the Company’s Placement Policy.

At the date of these financial statements, there are no significant amounts of cash or cash equivalents that are freely available.

Components of Cash and Cash Equivalents	03/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Cash on hand	1,761	244
Banks	40,020	28,756
Short term deposit	52,825	281,873
Mutual funds	278,753	223,326
Other cash and cash equivalents	0	0
Total	373,359	534,199

Reconciliation of Cash and Cash Equivalents
Bank overdraft used for cash management	0	0
Other reconciliations items, cash and cash equivalents	0	0
Reconciliation of Cash and Cash Equivalent items, Total	0	0
Cash and cash equivalents	373,359	534,199
Cash and cash equivalents, reported in the Cash Flow Statement	373,359	534,199

For the period ended March 31, 2010 there were no new investments to disclose.

The following tables detail the value of the cost of the investment in Savitar (Forestal Talavera S.A.) dated June 30, 2009 and Arauco do Brasil S.A. (ex-Tafisa Brazil) dated August 26, 2009 (see Note 14), and the net value of assets and liabilities of each acquired entity, discounting both the amount of cash and cash equivalents acquired with the order to distinguish those cash flows from those that arise from other operating, investing or financing activities.

Purchase of Investments	ThU.S.$
Acquisition: Tafisa Brasil S.A. (current Arauco do Brasil S.A.)
Tradeoffs sum cash paid for acquisitions and cash equivalents	166,977
Sum of Cash and cash equivalents in acquired entities	(2,891)
Tradeoffs for Acquisitions paid to acquire entities, net Total	164,086

ThU.S.$
Sum of Assets and Liabilities of different Cash or Cash equivalents in acquired entities	107,429

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Purchase of Investments	ThU.S.$
Acquisition: Savitar (Forestal Talavera S.A.)
Tradeoffs sum cash paid for acquisitions and cash equivalents	10,131
Sum of Cash and cash equivalents in acquired entities	(106)
Tradeoffs for Acquisitions paid to acquire entities, net Total	10,025

ThU.S.$
Sum of Assets and Liabilities of different Cash or Cash equivalents in acquired entities	12,367

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES (IAS 8)

Changes in Accounting Policies

Accounting policies adopted in the preparation of these interim consolidated financial statements are applied as required by IFRS 1. These policies have been designed in accordance with IFRS in effect as of March 31, 2010 and applied uniformly to all items presented in these interim consolidated financial statements.

Changes in the Treatment of Accounting Policy

The consolidated financial statements of Arauco at December 31, 2009 are the Group’s first annual financial statements prepared under International Financial Reporting Standards (IFRS). The Group’s previous financial statements were prepared according to Generally Accepted Accounting Principles in Chile.

Standards adopted by the Group in Advance

IAS 27 (Revised), Consolidated and individual financial statements - Modifications arising from changes in IAS 3, adopted in the year 2009.

IAS 3 (Revised), Business combinations, adopted in the year 2009.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. TAXES (IAS 12)

The applicable tax rate for the major companies in which Arauco has participation is 17% in Chile, 35% in Argentina and 34% in Brazil.

Deferred Tax Assets

The following table details deferred tax assets:

Deferred Tax Assets	03/31/2010 ThU.S. $	12/31/2009 ThU.S. $
Deferred Tax Assets related to Provisions	4,755	3,759
Deferred Tax Assets related to accrued liabilities	10,193	6,690
Deferred Tax Assets related to Post-Employment obligations	4,633	4,677
Deferred Tax Assets related to Restatement of Property, Plant and equipment	3,721	3,065
Deferred Tax Assets related to Financial Instruments Restatements	1,826	1,913
Deferred Tax Assets related to tax losses	57,821	53,292
Valuation of biological asset	11,151	11,424
Valuation of inventory	2,999	1,939
Income provision	2,765	2,571
Trade debtors and receivables	4,408	4,878
Intangible revaluation differences	10,346	10,584
Deferred Tax Assets related to Others	3,672	4,968

Deferred Tax Assets Total	118,290	109,760

At the date of these financial statement some of Arauco’s subsidiaries show tax losses of ThU.S.$260,889 (ThU.S.$241,596 at December 31, 2009) which are mainly due to operational and financial losses.

Arauco believes that the projections of future earnings in subsidiaries that have generated tax losses will allow the recovery of these assets.

Deferred Tax Liabilities

Deferred tax liabilities correspond to income tax amounts payable in future periods related to taxable temporary differences.

Currently Arauco has not recognized deferred taxes associated with temporary differences arising from investments in subsidiaries, because the Company controls the date on which the temporary differences will be reversed and / or it is not likely that those differences will change in the foreseeable future.

The following table details deferred tax liabilities:

Deferred Tax Liabilities	03/31/2010 ThU.S. $	12/31/2009 ThU.S. $
Deferred Tax Liabilities related to Restated Property, Plant and equipment	673,923	682,540
Deferred Tax Liabilities related to Financial Instrument restatement	7,248	7,704
Valuation of biological asset	498,718	508,285
Valuation of inventory	10,420	10,001
Valuation of prepaid expenses	30,781	27,006
Deferred Tax Liabilities related to Others	48,743	20,554

Deferred Tax Liabilities Total	1,269,833	1,256,090

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

From the deferred tax assets and deferred tax liabilities listed in the above tables, approximately ThU.S.$25,293 and ThU.S.$92,551 respectively, will be used in a period of 12 months.

Temporary Differences

The following tables summarize current asset and liability timing differences at March 31, 2010 and December 31, 2009:

	03/31/2010		12/31/2009
Detail of Types of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	60,469	0	56,468	0
Tax Loss	57,821	0	53,292	0
Deferred Tax Liabilities	0	1,269,833	0	1,256,090
Total	118,290	1,269,833	109,760	1,256,090

Detail of Temporary Difference Profit and Loss Amounts	January-March
	2010 ThU.S.$	2009 ThU.S.$
Deferred Tax Assets	(560)	(970)
Tax Loss	5,082	3,797
Deferred Tax Liabilities	(28,547)	(23,702)

Total	(24,025)	(20,875)

Income Tax Expenditure (Income)

Income Tax Expenditure consists of the following:

Expense due to Current Income Taxes on Earnings	January-March
	2010 ThU.S.$	2009 ThU.S.$
Current income tax expense	7,306	11,124
Tax benefit arising from unrecognized tax assets previously used to reduce tax expense	4,209	2,430
Previous period current tax adjustments	(183)	231
Other current tax expenses	(18)	(66)

Total Income (expense) Current Tax, Net	11,314	13,719

Deferred expense (income) from taxes relative to the creation and reversion of temporary differences	(29,107)	(24,672)
Tax benefit arising from unrecognized tax assets previously used to reduce expenses due to deferred taxes	5,082	3,797

Total Income (expense) Deferred Tax, Net	(24,025)	(20,875)

Income (expense) due to Income Tax Total	(12,711)	(7,156)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

The following table details the income tax for foreign and national companies as of March 31, 2010 and 2009, respectively:

	January-March
	2010 ThU.S.$	2009 ThU.S.$
Foreign current tax	(7,285)	(4,146)
National current tax	18,599	17,865
Current tax, Total	11,314	13,719
Foreign deferred tax	4,676	(2,260)
National deferred tax	(28,701)	(18,615)
Deferred tax, Total	(24,025)	(20,875)

Income (expense) due to Income Tax, Total	(12,711)	(7,156)

Income Tax Expenditure Reconciliation using the Effective Rate method

Income tax expenditure reconciliation is as follows:

Reconciliation of Tax Expenses using the Legal Rate with Tax Expenses using the Effective Rate	January-March
	2010 ThU.S.$	2009 ThU.S.$
Tax Expense Using Legal Rate	(12,940)	(3,611)
Tax effect of rates in other jurisdictions	(3,805)	(3,334)
Tax effect of non taxable ordinary income	589	5,626
Tax effect of non tax deductible expenses	(742)	(5,853)
Tax Effect of Excess Tax for Previous Periods	(183)	231
Other Increases (Decreases) Legal Taxes	4,370	(215)

Adjustment to Tax Expense using the Legal Rate, Total	229	(3,545)

Tax Expense Using the Effective Rate	(12,711)	(7,156)

The deferred tax related to financial hedging instruments, corresponds to a charge to income of ThU.S.$ 1,106 at March 31, 2010 (credit to income of ThU.S.$ 813 at March 31, 2009), which presents net in Hedge reserves in the Statement of Changes in Net Equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT (IAS 16)

	03/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Properties, Plant and Equipment, Net
Construction in progress	459,273	433,269
Land	765,564	743,950
Buildings	1,314,580	1,353,461
Plant and equipment	2,205,530	2,328,457
Information technology equipment	17,745	18,178
Fixed facilities and accessories	3,555	5,207
Motorized vehicles	9,290	9,791
Others	83,501	77,440

Total Net	4,859,038	4,969,753

Properties, plant and equipment, Gross
Construction in progress	459,273	433,269
Land	765,564	743,950
Buildings	2,373,785	2,370,295
Plant and equipment	4,089,065	4,060,145
Information technology equipment	43,106	42,992
Fixed facilities and accessories	16,719	18,675
Motorized vehicles	30,981	31,066
Others	122,644	112,629

Total Gross	7,901,137	7,813,021

Accumulated depreciation and impairment
Buildings	(1,059,205)	(1,016,834)
Plant and equipment	(1,883,535)	(1,731,688)
Information technology equipment	(25,361)	(24,814)
Fixed facilities and accessories	(13,164)	(13,468)
Motorized vehicles	(21,691)	(21,275)
Others	(39,143)	(35,189)

Total	(3,042,099)	(2,843,268)

Description of Property, Plant and Equipment Pledged as Guarantee

Regarding Forestal Río Grande S.A, an affiliate of Fondo de Inversión Bío Bío, a Special Purpose Entity, we note that in October 2006, first and second degree mortgages were executed in favor of JPMorgan Chase Bank N.A. and Arauco, respectively, with prohibition to sell and impede any property currently belonging to the aforementioned Special Purpose Entity, in order to ensure fulfillment of payments to Fondo de Inversión Bío Bío.

In September 2007, Forestal Río Grande S.A acquired real estate in Yungay, located in Chile’s Region VIII, for which the company executed a first mortgage with prohibition to sell and encumber in favor of, among others, JPMorgan. Similarly, a second mortgage with prohibition to sell and encumber was executed in favor of Arauco.

	03/31/2010 ThU.S$	12/31/2009 ThU.S$
Collateral amount of property, plant and equipment	56,656	56,799

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Commitments of projects disbursements or to acquire property, plant and equipment

	03/31/2010 ThU.S$	12/31/2009 ThU.S$
Commitments amount for the acquisition of property, plant and equipment	158,539	187,441

	03/31/2010 ThU.S$	12/31/2009 ThU.S$
Disbursements amount on property, plant and equipment account under construction	46,684	196,271

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Movement on Property, Plant and Equipment

The following tables detail the movement of Property, Plant and Equipment at March 31, 2010 and December 31, 2009:

Movement of Fixed Assets	Construction in Progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixed Facilities and Accessories ThU.S.$	Motorized Vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	Total ThU.S.$
Opening balance 01/01/2010	433,269	743,950	1,353,461	2,328,457	18,178	5,207	9,791	77,440	4,969,753
Changes
Additions	46,687	25,732	918	14,108	22	4	83	16,298	103,852
Disappropriations	0	(196)	0	(81)	0	0	(19)	0	(296)
Withdrawals	(12)	(10)	(65)	(971)	(1)	(39)	(3)	(112)	(1,213)
Depreciation costs	0	0	(14,264)	(38,881)	(469)	(197)	(419)	(687)	(54,917)
Impairment loss recognized in the Income Statement	0	0	(26,260)	(114,234)	(63)	0	(102)	(9,341)	(150,000)
Exchange rate increase (decrease) of foreign currency	(1,356)	(3,912)	(2,430)	(593)	(1)	0	(41)	192	(8,141)
Other increase/decrease	(19,315)	0	3,220	17,725	79	(1,420)	0	(289)	0
Total Changes	26,004	21,614	(38,881)	(122,927)	(433)	(1,652)	(501)	6,061	(110,715)
Closing balance 03/31/2010	459,273	765,564	1,314,580	2,205,530	17,745	3,555	9,290	83,501	4,859,038

Movement of Fixed Assets	Construction in Progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixed Facilities and Accessories ThU.S.$	Motorized Vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	Total ThU.S.$
Opening balance 01/01/2009	348,417	689,900	1,307,391	2,172,162	18,621	4,755	9,569	65,156	4,615,971
Changes
Additions	196,271	36,550	8,023	19,792	73	16	1,607	5,161	267,493
Acquisitions through business combination	4,951	5,548	44,364	192,216	0	0	458	5,870	253,407
Disappropriations	(212)	(181)	(110)	(1,003)	(177)	(114)	(425)	(942)	(3,164)
Discontinuation of consolidation by the formation of joint venture registered under the equity method (note 15-16)	0	(32,014)	0	(27)	0	0	0	0	(32,041)
Withdrawals	(1,520)	(1,265)	(82)	(2,805)	(3)	(55)	(23)	(1,233)	(6,986)
Depreciation costs	0	0	(59,311)	(155,981)	(1,859)	(274)	(2,050)	(1,618)	(221,093)
Impairment loss recognized in the Income Statement	0	0	(1,416)	(1,694)	0	0	0	0	(3,110)
Exchange rate increase (decrease) of foreign currency	1,528	42,315	11,684	38,296	1	0	454	4,998	99,276
Other increase/decrease	(116,166)	3,097	42,918	67,501	1,522	879	201	48	0
Total Changes	84,852	54,050	46,070	156,295	(443)	452	222	12,284	353,782
Closing balance 12/31/2009	433,269	743,950	1,353,461	2,328,457	18,178	5,207	9,791	77,440	4,969,753

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

The depreciation charged to income at March 31, 2010 and 2009 is as follows:

Depreciation for the period	03/31/2010 ThU.S.$	03/31/2009 ThU.S.$
Cost of sale	41,587	45,843
Administration expenses	2,388	2,225
Other operating expenses	744	704
Total	44,719	48,772

The useful lives of property, plant and equipment according to expected use of the assets are as follows:

		Minimum	Maximum	Average
Buildings	Useful Life in Years	16	89	39
Plant and equipment	Useful Life in Years	8	67	29
Information technology equipment	Useful Life in Years	6	18	5
Fixed facilities and accessories	Useful Life in Years	6	12	10
Motorized vehicles	Useful Life in Years	6	26	13
Others properties, plants and equipment	Useful Life in Years	5	27	16

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES (IAS 17)

When assets are leased under a finance lease, the current value of lease payments is treated as a receivable. The difference between the gross payment to be charged and the current value of said payment is shown as capital return.

Disclosure of Finance Leases Classified by Type of Asset, Lessee

	03/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Property, Plant & Equipment Financial Leasing	531	608
Buildings	0	0
Plant and Equipment	531	608

Reconciliation of Finance Lease Minimum Payments, Lessee

	03/31/2010
Minimum lease payments, lease payment obligations	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	358	17	341
Due within one and five years	194	4	190
Due beyond five years	0	0	0
Total	552	21	531

	12/31/2009
Finance Lease	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	381	20	361
Due within one and five years	253	6	247
Due beyond five years	0	0	0
Total	634	26	608

Leasing obligations are presented in the Classified Financial Statement under Current and Non-current financial liabilities according to the maturities stated above.

Reconciliation of Finance Lease Minimum Payments, Lessor

	03/31/2010
Minimum Finance Lease Payments Receivable, Finance Lease	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	4,139	493	3,646
Due within one and five years	7,007	404	6,603
Due beyond five years	0	0	0
Total	11,146	897	10,249

	12/31/2009
Minimum Finance Lease Payments Receivable, Finance Lease	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	4,860	545	4,315
Due within one and five years	7,940	490	7,450
Due beyond five years	0	0	0
Total	12,800	1,035	11,765

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Accounts receivable in leasing are presented in the Classified Financial Statement under Trade and Other Receivables current and non-current depending on the maturities stated above.

Significant Finance Lease Agreements

Arauco holds finance leases as a lessor and lessee detailed within the previous tables, and therefore, there are no contingent payments or restrictions to note.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 9. ORDINARY REVENUE (IAS 18)

(a)	Policy on Ordinary Revenue recognition due to the Sale of Goods

Revenue from the sale of goods is recognized when an Arauco entity has transferred to the buyer the significant risks and rewards of ownership, when the amount of revenue can be reliably measured, when Arauco cannot influence the management of the sold goods and when it is probable that the economic benefits associated with the transaction will flow to the entity.

Sales are recognized in terms of the arranged price stated in the sales contract, net of volume discounts and estimated refunds at the date of the sale. Volume discounts are evaluated in terms of estimated annual purchases. There is no significant financing component given that sales are carried out with a low average time period, which is in line with market practices.

(b) Policy on Ordinary Revenue recognition due to Rendering of Services

Arauco has leases and pest control services whose incomes are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis throughout the duration of the contract.

Types of Ordinary Revenue	January-March
	2010 ThU.S.$	2009 ThU.S.$
Sale of goods	771,219	632,509
Service Contracts	13,661	27,631
Total	784,880	660,140

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS (IAS 19)

Disclosure of Termination Benefits

Termination benefits are severance payment obligations for years of service due to termination of service contracts and that arise from benefits stated within work contracts and/or as severance payments stated in the Labor Law.

Description of Recognized Termination Benefits

Estimate of years of service severance payments to be recognized as a future termination payment liability, according to in force work contracts held with the workers and pursuant to actuarial valuation criteria for this type of liability.

The main factors considered for calculating the actuarial value of severance payments for years of service are employee turnover, salary increases and life expentancy of the workers covered by this benefit.

Types of Benefits and Expenses by Employee

Types of Benefits Expenses by Employee	January-March
	2010 ThU.S.$	2009 ThU.S.$
Personnel Expenses	54,626	47,184
Wages and salaries	53,002	45,988
Compensation for years of service	1,624	1,196

The following tables detail the balances and the movement of Payments for years of service provisioned at March 31, 2010 and December 31, 2009.

	03/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Recognized liability amount for termination contract, current	2,351	2,372
Recognized liability amount for termination contract, non-current	25,119	25,295

Total	27,470	27,667

Movement termination benefits	03/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Opening balance	27,667	20,297
Current service cost	246	840
Interest cost	517	2,083
Gain (losses) actuarial	182	(575)
Benefits paid	(229)	(757)
Increase (decrease) for currency exchange	(913)	5,779
Closing balance	27,470	27,667

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. LOCAL AND FOREIGN CURRENCY AND EFFECT OF EXCHANGE RATE VARIATIONS (IAS 21)

Local and foreign currency

Currency assets and liabilities at March 31, 2010 and December 31, 2009 are as follow:

	03-31-2010 ThU.S.$	12-31-2009 ThU.S.$
Liquid Assets	377,705	542,625
US Dollar	188,531	185,995
Euro	78,025	66,935
Other currencies	69,584	64,879
$ not adjustable	41,565	224,816
U.F.	0	0
Cash and Cash Equivalent	373,359	534,199
US Dollar	184,185	177,569
Euro	78,025	66,935
Other currencies	69,584	64,879
$ not adjustable	41,565	224,816
U.F.	0	0
Other Financial Assets	4,346	8,426
US Dollar	4,346	8,426
Euro	0	0
Other currencies	0	0
$ not adjustable	0	0
U.F.	0	0
Accounts Receivable in short and long term
Accounts Receivable in short and long term	743,908	585,848
US Dollar	570,993	412,826
Euro	9,355	19,348
Other currencies	37,702	36,090
$ not adjustable	118,530	110,394
U.F.	7,328	7,190
Trades and Current Accounts Receivable	719,649	558,441
US Dollar	556,325	397,394
Euro	9,355	19,348
Other currencies	36,766	35,074
$ not adjustable	112,520	102,098
U.F.	4,683	4,527
Trades and Non-Current Accounts Receivable	10,688	11,080
US Dollar	3,387	4,152
Euro	0	0
Other currencies	78	102
$ not adjustable	4,578	4,163
U.F.	2,645	2,663
Accounts Receivable from related parties, current	13,571	16,327
US Dollar	11,281	11,280
Euro	0	0
Other currencies	858	914
$ not adjustable	1,432	4,133
U.F.	0	0
Other Assets	10,170,468	10,285,354
US Dollar	9,997,059	10,016,050
Euro	157	57
Other currencies	98,256	86,720
$ not adjustable	58,117	163,233
U.F.	16,879	19,294
Total Assets	11,292,081	11,413,827
US Dollar	10,756,583	10,614,871
Euro	87,537	86,340
Other currencies	205,542	187,689
$ not adjustable	218,212	498,443
U.F.	24,207	26,484

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Local and foreign currency, continued

	03-31-2010		12-31-2009
	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$
Liabilities, current
Total Liabilities, current	473,728	335,640	622,556	328,857
US Dollar	423,358	318,342	572,934	307,599
Euro	4,887	0	3,922	0
Other currencies	15,819	17,148	16,962	18,959
$ not adjustable	23,097	0	24,678	0
U.F.	6,567	150	4,060	2,299
Other Financial Liabilities, current	38,617	335,640	196,052	328,857
US Dollar	32,552	318,342	195,047	307,599
Other currencies	152	17,148	27	18,959
U.F.	5,913	150	978	2,299
Bank loans	18,147	50,890	150,964	52,011
US Dollar	17,995	33,742	150,937	33,052
Other currencies	152	17,148	27	18,959
Financial leases	341	0	361	0
U.F.	341	0	361	0
Other loans	20,129	284,750	44,727	276,846
US Dollar	14,557	284,600	44,110	274,547
U.F.	5,572	150	617	2,299
Other Financial Liabilities, current	435,111	0	426,504	0
US Dollar	390,806	0	377,887	0
Euro	4,887	0	3,922	0
Other currencies	15,667	0	16,935	0
$ not adjustable	23,097	0	24,678	0
U.F.	654	0	3,082	0

	03-31-2010		12-31-2009
	From 13 months to 5 years ThU.S.$	More than 5 years ThU.S.$	From 13 months to 5 years ThU.S.$	More than 5 years ThU.S.$
Liabilities
Total Liabilities, non-current	2,509,973	1,569,092	2,479,289	1,600,692
US Dollar	1,452,286	1,298,791	1,434,486	1,322,361
Other currencies	285,026	4,112	271,572	4,220
$ not adjustable	654,516	0	651,318	0
U.F.	118,145	266,189	121,913	274,111
Other Financial Liabilities, non-current	1,089,221	1,569,092	1,077,318	1,600,692
US Dollar	970,612	1,298,791	955,080	1,322,361
Other currencies	464	4,112	325	4,220
U.F.	118,145	266,189	121,913	274,111
Bank loans	286,750	52,515	271,182	76,623
US Dollar	286,286	48,403	270,857	72,403
Other currencies	464	4,112	325	4,220
Financial leases	190	0	247	0
U.F.	190	0	247	0
Other loans	802,281	1,516,577	805,889	1,524,069
US Dollar	684,326	1,250,388	684,223	1,249,958
U.F.	117,955	266,189	121,666	274,111
Other Financial Liabilities, non-current	1,420,752	0	1,401,971	0
US Dollar	481,674	0	479,406	0
Other currencies	284,562	0	271,247	0
$ not adjustable	654,516	0	651,318	0

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Effect of exchange rate variations

The functional currency of subsidiaries and associated companies in Brazil is the Real. Therefore, their individual financial statements have been expressed according to the presentation currency as follows:

(i)	Assets and liabilities for each balance sheet are translated at the closing exchange rate;

(ii)	Incomes and expenses for each income statement are translated at the average monthly exchange rate, given that to date this average has been a fair estimate of the cumulative effect of the exchange rates at the time of the transactions;

(iii)	All the resulting exchange differences are recognized as a separate component of net equity.

In consolidation, the exchange rate differences arising from the translation of a net investment in companies that use currencies other than the US Dollar, and those from loans and other instruments in foreign currencies recognized as hedging of these investments, are assigned to net equity.

	January-March
	2010 ThU.S.$	2009 ThU.S.$
Exchange differences recognized in profit and loss, except for financial instruments measured at fair value through profit and loss	(17,583)	(9,832)
Conversion reverse	(19,468)	5,820

NOTE 12. BORROWING COSTS (IAS 23)

Arauco capitalized interest on existing investment projects. For the recording of this capitalization Arauco estimated the average rate of loans to finance these investment projects.

	January-March
	2010 ThU.S.$	2009 ThU.S.$
Property, plant and equipment capitalized cost
Property, plant and equipment capitalized interest cost rate	5.97%	5.69%
Amount of the capitalized interest cost, property, plant and equipment	2,159	2,773

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 13. RELATED PARTIES (IAS 24)

Related Party Disclosure

Related parties are those companies defined in IAS 24 and under the standards of the Chilean Securities Commission and Limited Company Law as related parties.

Outstanding balances with related parties at the end of each period correspond mainly to regular commercial operations negotiated in Chilean Pesos, where collection or payment deadlines do not often exceed 30 days and in general do not have adjustment or interest clauses.

At the date of these financial statements there are no provisions for doubtful debts and no guarantees provided or associated with inter-company balances.

Name of Group’s Main Controller

The ultimate controllers of the Company are Mrs. Maria Noseda Zambra of Angelini, Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda.

Name of the Intermediate Controlling Entity that Prepares Financial Statements for Public Use

Empresas Copec S.A.

Salaries Received by Key Management Personnel by Category

Key personnel salaries including directors, managers and sub managers consist of a fixed monthly rate with a possible annual discretionary bonus.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Transactions with related parties are performed under market conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Detail of Relationship between Parent Company and Subsidiary

ID Nº	Company Name	Origin Country	Functional Currency	% Share 03/31/2010			% Share 12/31/2009
				Direct	Indirect	Total	Direct	Indirect	Total
—	Agenciamiento y Servicios Profesionales S.A.	Mexico	US Dollar	0.0020	99.9966	99.9986	0.0020	99.9966	99.9986
—	Alto Paraná S.A.	Argentina	US Dollar	0	99.9762	99.9762	0	99.9762	99.9762
—	Arauco Australia S.A.	Australia	US Dollar	0	99.9986	99.9986	0	99.9986	99.9986
—	Arauco Colombia S.A.	Colombia	US Dollar	1.5000	98.4976	99.9976	1.5000	98.4976	99.9976
—	Arauco Denmark Aps	Denmark	US Dollar	0	99.9991	99.9991	0	99.9991	99.9991
96765270-9	Arauco Distribución S.A.	Chile	Chilean pesos	0	99.9992	99.9992	0	99.9992	99.9992
—	Arauco Do Brasil S.A.	Brazil	Real	2.7226	97.2760	99.9986	0	99.9986	99.9986
—	Arauco Ecuador S.A.	Ecuador	US Dollar	0.1000	99.8986	99.9986	0.1000	99.8986	99.9986
—	Arauco Florestal Arapoti S.A.	Brazil	Real	0	79.9989	79.9989	0	79.9989	79.9989
—	Arauco Forest Brasil S.A.	Brazil	Real	32.4460	67.5531	99.9991	33.7137	66.2851	99.9988
—	Arauco Forest Products B.V.	Holland	US Dollar	0	99.9991	99.9991	0	99.9991	99.9991
96547510-9	Arauco Generacion S.A.	Chile	US Dollar	98.0000	1.9985	99.9985	98.0000	1.9985	99.9985
96563550-5	Arauco Internacional S.A.	Chile	US Dollar	98.0377	1.9609	99.9986	98.0377	1.9609	99.9986
—	Arauco Perú S.A.	Peru	US Dollar	0.0013	99.9973	99.9986	0.0013	99.9973	99.9986
—	Arauco Wood Products, Inc.	USA	US Dollar	0.3953	99.6033	99.9986	0.3953	99.6033	99.9986
—	Araucomex S.A. De C.V.	Mexico	US Dollar	0.0005	99.9981	99.9986	0.0005	99.9981	99.9986
96565750-9	Aserraderos Arauco S.A.	Chile	US Dollar	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
82152700-7	Bosques Arauco S.A.	Chile	US Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
96657900-5	Controladora De Plagas Forestales S.A.	Chile	Chilean pesos	0	59.6326	59.6326	0	59.6326	59.6326
—	Faplac S.A.	Argentina	US Dollar	0	0	0	0	99.9979	99.9979
—	Flooring S.A.	Argentina	US Dollar	0	0	0	0	99.9984	99.9984
96573310-8	Forestal Arauco S.A.	Chile	US Dollar	99.9248	0	99.9248	99.9248	0	99.9248
85805200-9	Forestal Celco S.A.	Chile	US Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
93838000-7	Forestal Cholguán S.A.	Chile	US Dollar	0	97.4281	97.4281	0	97.4281	97.4281
—	Forestal Concepción S.A.	Panama	US Dollar	0.0050	99.9936	99.9986	0.0050	99.9936	99.9986
78049140-K	Forestal Los Lagos S.A.	Chile	US Dollar	0	79.9405	79.9405	0	79.9405	79.9405
—	Forestal Misiones S.A.)	Argentina	US Dollar	0	99.9885	99.9885	0	99.9885	99.9885
—	Forestal Nuestra Señora Del Carmen S.A.	Argentina	US Dollar	9.1600	90.8387	99.9987	9.1600	90.8387	99.9987
96567940-5	Forestal Valdivia S.A.	Chile	US Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Industrias Forestales S.A.	Argentina	US Dollar	9.9770	90.0217	99.9987	9.9770	90.0217	99.9987
—	Inversiones Celco S.L.	Spain	US Dollar	0	99.9986	99.9986	0	99.9986	99.9986
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean pesos	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Leasing Forestal S.A.	Argentina	US Dollar	0	99.9767	99.9767	0	99.9767	99.9767
—	Empreendimientos Santa Cruz S.A. (ex - Lucchese Empreendimientos E Participacoes Ltda.	Brazil	Real	0	99.9885	99.9885	0	99.9885	99.9885
96510970-6	Paneles Arauco S.A.	Chile	US Dollar	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
—	Placas Do Paraná S.A.	Brazil	Real	0	0	0	7.8207	92.1780	99.9987
—	Savitar (Forestal Talavera S.A.)	Argentina	US Dollar	0	99.9941	99.9941	0	99.9985	99.9985
96637330-K	Servicios Logísticos Arauco S.A.	Chile	US Dollar	45.000	54.9995	99.9995	45.0000	54.9995	99.9995

Subsidiaries listed in the above table and Special Purpose Entity Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. are included in the consolidation process.

Termination Benefits received by Key Management Personnel

	January-March
	2010 ThU.S.$	2009 ThU.S.$
Salaries and bonus	12,445	10,365
Diet Directory	365	320
Termination benefits	411	222
Total	13,221	10,907

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Related Party Receivables

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Currency Rate	Maximum Maturity	03/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Forestal Mininco S.A.	91,440,000-7	Indirect	Chile	Chilean pesos	30 days	122	169
Forestal del Sur S.A.	79,825,060-4	Indirect	Chile	Chilean pesos	30 days	650	3,247
Compañía Puerto de Coronel S.A.	79,895,330-3	Associates	Chile	Chilean pesos	30 days	93	0
Stora Enso Arapoti Industria de Papel S.A.	—	Associates	Brazil	Real	30 days	752	818
Fundación Educacional Arauco	71,625,000-8	Other related party	Chile	Chilean pesos	30 days	567	717
Dynea Brasil S.A.	—	Associates	Brazil	Real	30 days	106	96
El Esparragal Asoc. Agraria de Resp. Ltda.	—	Other related party	Uruguay	US Dollar	30 days	11,281	11,280

Total						13,571	16,327

Related Party Payables

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Currency Rate	Maximum Maturity	03/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Compañia de Petróleos de Chile S.A.	99,520,000-7	Affiliate of shareholder	Chile	Chilean pesos	30 days	2,505	7,823
Abastible S.A.	91,806,000-6	Affiliate of shareholder	Chile	Chilean pesos	30 days	261	326
Depósitos Portuarios Lirquén S.A.	96,871,870-3	Other related party	Chile	Chilean pesos	30 days	4	4
Eka Chile S.A.	99,500,140-3	Associates	Chile	Chilean pesos	30 days	1,385	847
Empresa Nacional de Telecomunicaciones S.A.	92,580,000-7	Indirect	Chile	Chilean pesos	30 days	10	7
Servicios Corporativos Sercor S.A.	96,925,430-1	Associates	Chile	Chilean pesos	30 days	3	4
Puerto de Lirquén S.A.	82,777,100-7	Associates	Chile	Chilean pesos	30 days	293	595
Compañía Puerto de Coronel S.A.	79,895,330-3	Associates	Chile	Chilean pesos	30 days	0	530
Coronel Container Terminal S.A.	76,743,130-9	Other related party	Chile	Chilean pesos	30 days	1	0

Total						4,462	10,136

Related party transactions

Purchases

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Currency Rate	Transaction Detail	03/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Abastible S.A.	91,806,000-6	Affiliate of shareholder	Chile	Chilean pesos	Fuel	671	2,500
Empresas Copec S.A.	90,690,000-9	Parent Company	Chile	Chilean pesos	Management service	41	294
Compañia de Petróleos de Chile S.A.	99,520,000-7	Affiliate of shareholder	Chile	Chilean pesos	Fuel and lubricant	14,266	69,638
Copec Mobil S.A.	85,759,000-7	Affiliate of shareholder	Chile	Chilean pesos	Lubricant	1,231	0
Compañía Puerto de Coronel S.A.	79,895,330-3	Associates	Chile	Chilean pesos	Transport and stowage	709	4,390
Codelco Chile	61,704,000-k	Indirect	Chile	Chilean pesos	Supplies	420	2,186
Dynea Brasil S.A.	—	Associates	Brazil	Real	Chemical products	9,695	27,596
Dynea Brasil S.A.	—	Associates	Brazil	Real	Melamine paper	5,466	18,917
Eka Chile S.A.	99,500,140-3	Associates	Chile	Chilean pesos	Sodium chlorate	8,406	57,340
Eka Chile S.A.	99,500,140-3	Associates	Chile	Chilean pesos	Supplies	0	547
Forestal del Sur S.A.	79,825,060-4	Indirect	Chile	Chilean pesos	Wood and logs	211	1,145
Portaluppi, Guzmán y Bezanilla Abogados	78,096,080-9	Other related party	Chile	Chilean pesos	Legal services	323	1,480
Compañía Puerto de Lirquén S.A.	82,777,100-7	Associates	Chile	Chilean pesos	Port services	1,285	8,162
CMPC Maderas S.A.	95,304,000-k	Indirect	Chile	Chilean pesos	Logs and fixed asset	49	325

Sales

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin		Transaction Detail	03/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Colbún S.A.	96,505,760-9	Indirect	Chile	Chilean pesos	Electrical power	898	12,342
Dynea Brasil S.A.	—	Associates	Brazil	Real	Management service	160	529
Dynea Brasil S.A.	—	Associates	Brazil	Real	Fuel	229	682
Eka Chile S.A.	99,500,140-3	Associates	Chile	Chilean pesos	Electrical power	2,4340	19,580
Sodimac S.A.	96,792,430-k	Indirect	Chile	Chilean pesos	Wood	8,758	29,688
Stora Enso Industria de Papel S.A.	—	Associates	Brazil	Real	Wood	1,917	7,457
Forestal del Sur S.A.	79,825,060-4	Indirect	Chile	Chilean pesos	Woodchip	6,358	16,689
Forestal Mininco S.A.	91,440,000-7	Indirect	Chile	Chilean pesos	Wood	95	823

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS (IAS 27)

Subsidiaries are entities over which Arauco has the power to manage financial and operational policies. This generally means holding more than one half of the voting rights. Stock held in an entity and the effect of the potential voting rights that are currently being exercised or converted are considered when evaluating whether the Group controls another entity. Subsidiaries are consolidated as of the date in which control is transferred to the Group, and are excluded when control is terminated.

Arauco applies the purchase method to register a business combination. Acquisition cost is the fair value of assets delivered, of equity instruments issued and of the liabilities incurred or committed at the date of exchange, plus all direct costs attributable to the acquisition.

Identifiable acquired assets and liabilities as well as the contingencies committed to in business combinations are initially recognized at fair value at the date of acquisition, despite minority interest scope. Excess of acquisition cost over the Fair Value for the Group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than Fair Value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.

All transactions, accounts receivable, accounts payable and intercompany unrealized profits are eliminated.

Disclosure of Subsidiary Investments

At March 31, 2010 there are no new investments to report.

On 26 August, 2009, Placas do Paraná SA, Arauco’s Brazilian subsidiary, acquired 100% shares of the company Tafisa Brasil SA (current Arauco do Brasil S.A.) through a purchase agreement signed with SCS Beheer, B.V. and Tafiber-Tableros de Fibras Ibéricos, S.L., subsidiaries of Sonae Indústria, SGPS, S.A. Placas do Paraná S.A. paid ThU.S.$166,977 for Tafisa Brasil S.A. shares. This investment is recognized at provisional fair value, which is currently under review. As of December 31, 2009, goodwill was estimated to be ThU.S.$56,657. The acquisition of this partnership will allow Arauco to strengthen its presence in the Brazilian market for fiberboards, where it is already involved through Placas do Paraná S.A.

On June 30, 2009, Arauco through its subsidiary Arauco Internacional S.A., acquired 80% of Savitar (Forestal Talavera S.A.) for ThU.S.$10,131. Previously, on March 28, 2008, through its subsidiary Faplac S.A., Arauco Internacional S.A. acquired 20% of the entity. This acquisition generated a profit of ThU.S.$701 presented in the Income Statement under Other profit (loss).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

The following tables detail the fair value of the assets and liabilities acquired at the acquisition date, as informed in Note 4:

Tafisa	08/26/2009 ThU.S.$
Cash	2,891
Trade accounts receivables	29,141
Inventory	19,699
Property, plant and equipment	253,407
Deferred income tax	26,133
Other assets	7,949

Total Assets	339,220

Bank loans	26,799
Trade payables	32,306
Deferred income tax	54,341
Provisions (*)	31,250
Other liabilities	84,204

Total Liabilities	228,900

(*) corresponds to provisions of trials (see Note 18)

Savitar (Forestal Talavera S.A.)	06/30/2009 ThU.S.$
Cash	106
Trade accounts receivable	116
Property, plant and equipment	15,302
Biological assets	3,113
Other assets	278

Total Assets	18,915

Trade payables	505
Deferred income tax	5,888
Other liabilities	49

Total Liabilities	6,442

Goodwill and negative goodwill for investments presented in the tables above is generated as follows:

	Tafisa ThU.S.$	Savitar ThU.S.$
Paid value	166,977	10,131
20% acquired in 2008	0	1,641
Fair value of assets and liabilities acquired	110,320	12,473
Goodwill (Negative goodwill)	56,657	(701)

Details of the subsidiaries are set out in Note 13.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Summarized financial information of major subsidiaries of Arauco:

Significant subsidiary Country of incorporation Functional currency Percentage of participation	Aserraderos Arauco S.A. Chile U.S. Dollar 99.9992%
	03/31/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	293,516	23,096
Non-current of subsidiary	233,900	19,136
Total subsidiary	527,416	42,232

	12/31/2009
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	302,576	35,901
Non-current of subsidiary	234,402	18,368
Total subsidiary	536,978	54,269

	03/31/2010	03/31/2009
	ThU.S.$	ThU.S.$
Income of subsidiary	82,718	83,962
Expenses of subsidiary	(79,928)	(81,599)
Net Gain (loss) of subsidiary	2,790	2,363

Significant subsidiary Country of incorporation Functional currency Percentage of participation	Paneles Arauco S.A. Chile U.S. Dollar 99.9992%
	03/31/ 2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	349,450	29,198
Non-current of subsidiary	317,858	86,350
Total subsidiary	667,308	115,548

	12/31/2009
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	367,666	44,467
Non-current of subsidiary	308,499	85,605
Total subsidiary	676,165	130,072

	03/31/2010	03/31/2009
	ThU.S.$	ThU.S.$
Income of subsidiary	102,876	111,744
Expenses of subsidiary	(96,894)	(99,387)
Net Gain (loss) of subsidiary	5,982	12,357

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Significant subsidiary Country of incorporation Functional currency Percentage of participation	Arauco Internacional S.A. Chile U.S. Dollar 99.9986%
	03/31/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	26,896	476,817
Non-current of subsidiary	1,739,014	1,651
Total subsidiary	1,765,910	478,468

	12/31/2009
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	33,259	440,632
Non-current of subsidiary	1,701,745	2,377
Total subsidiary	1,735,004	443,009

	03/31/2010	03/31/2009
	ThU.S.$	ThU.S.$
Income of subsidiary	17,565	12,306
Expenses of subsidiary	(6,532)	(1813)
Net Gain (loss) of subsidiary	11,033	10,493

Significant subsidiary Country of incorporation Functional currency Percentage of participation	Forestal Arauco S.A. Chile U.S. Dollar 99.9248%
	03/31/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	9,001	326,040
Non-current of subsidiary	2,904,319	507
Total subsidiary	2,913,320	326,547

	12/31/2009
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	8,639	320,487
Non-current of subsidiary	2,900,808	290
Total subsidiary	2,909,447	320,777

	03/31/2010	03/31/2009
	ThU.S.$	ThU.S.$
Income of subsidiary	5,865	10,333
Expenses of subsidiary	(7,365)	(5,479)
Net Gain (loss) of subsidiary	(1,500)	4,854

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES (IAS 28)

Detail of Investments in Associates

The following tables show information on Investments in Associates at March 31, 2010 and December 31, 2009, respectively:

Name of Associate	Puerto de Lirquén S.A.
Country of Incorporation of Associate	Chile
Functional Currency	US Dollar
Main Activities of Associate	Dock and warehousing operations for owned assets and third parties, loading and unloading of all types of goods, as well as warehousing, transportation and mobilization operations
Percentage Share in Associate %	20.13809%

	03/31/2010	12/31/2009
Cost of Investment in Associate	ThU.S.$41,751	ThU.S.$41,341

Name of Associate	Inversiones Puerto Coronel S.A.
Country of Incorporation of Associate	Chile
Functional Currency	US Dollar
Main Activities of Associate	Investments in personalty and real estate, company acquisitions and all kinds of securities and investment instruments, investment management and development and/ or participation in all kinds of businesses and companies related to industrial, shipping, forest and commercial activities.
Percentage Share in Associate %	50.00%

	03/31/2010	12/31/2009
Cost of Investment in Associate	ThU.S.$27,427	ThU.S.$24,435

Name of Associate	Servicios Corporativos Sercor S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	Consulting services to Boards of Directors and Management of companies related to Business Management
Percentage Share in Associate %	20.00%

	03/31/2010	12/31/2009
Cost of Investment in Associate	ThU.S.$1,211	ThU.S.$1,263

Name of Associate	Dynea Brasil S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	a) Production and sale of resins; b) Paper Impregnation for panel coating and commercialization
Percentage Share in Associate %	50.00%

	03/31/2010	12/31/2009
Cost of Investment in Associate	Th U.S. $14,910	Th U.S. $14,514

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Name of Associate	Stora Enso Arapoti Industria de Papel S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	Industrialization and commercialization of paper and cellulose, raw materials and by- products
Percentage Share in Associate %	20.00%

	03/31/2010	12/31/2009
Cost of Investment in Associate	ThU.S.$36,585	ThU.S.$36,851

Name of Associate	Genómica Forestal S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatic tools with the sole purpose of strengthening company genetic programs and improving the competitive position of Chilean forestry industries for priority species.
Percentage Share in Associate %	25.00%

	03/31/2010	12/31/2009
Cost of Investment in Associate	ThU.S.$33	ThU.S.$31

Summarized financial Information of Associates

	03/31/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current assets	122,088	39,851
Non-current assets	388,316	22,581
Equity	0	447,972
Total Associates (*)	510,404	510,404

	12/31/2009
	Assets ThU.S.$	Liabilities ThU.S.$
Current assets	124,799	46,663
Non-current assets	377,004	21,324
Equity	0	433,816
Total Associates (*)	501,803	501,803

	03/31/2010 ThU.S.$	03/31/2009 ThU.S.$
Ordinary income	75,951	18,903
Ordinary expenses	(74,022)	(16,637)
Net profit (loss) (*)	1,929	2,266

(*)	Includes Investments in associates that do not qualify as Joint Ventures.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Movement in Investment in Associates

	03/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Investments in associates accounted for using the equity method, opening balance	476,101	141,590

Investment Changes in Associate Companies
Investment in Associates and joint ventures, Additions	16,000	266,210
Negative goodwill immediately recognized	0	36,170
Profit for incorporation in joint ventures	0	28,167
Equity in Ordinary Profit (Loss) investments in associates	165	4,084
Equity in Ordinary Profit (Loss) joint ventures	(1,669)	2,537
Dividends Received, Investments in Associates	0	(20,221)
Increase (Decrease) in foreign exchange translation investment in associates	(1,185)	16,125
Other Increase (Decrease) investment in associates	502	1,439

Changes in Associate Company Investments, Total	13,813	334,511

Investments in Associates accounted for using the equity method, closing balance	489,914	476,101

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 16. INTERESTS IN JOINT VENTURES (IAS 31)

These investments are presented in the Classified Financial Statement together with investments in associates in the Investment accounted through the equity method line.

If a Joint Venture associate incurs negative equity as a result of the legal or implicit obligations of its associate, or has made payments on behalf of its associate, then it must recognize a liability by reducing the value of the investment to zero until the associate generates profits that would reverse the negative equity previously generated due to the losses.

Realized Investments

At March 31, 2010 there are no investments in joint ventures to disclose.

Investments in Uruguay during the year 2009

a)	On October 01, 2009 Stora Enso Amsterdam B.V. (a subsidiary of the transnational Swedish-Finnish company Stora Enso Oyj) agreed to provide 100% of the shares of Stora Enso Uruguay S.A, to Forestal Cono Sur S.A., a subsidiary of Arauco in Uruguay at that date. As a result of this transaction, Arauco has 50% participation in Forestal Cono Sur S.A. This operation generated a profit by the incorporation of the joint venture of ThU.S.$ 28,167 presented in the Income Statement in the line Other profit (loss).

b)	On October 16, 2009, Arauco, through its subsidiary Arauco Internacional S.A, acquired, jointly and in equal parts with the Swedish-Finnish multinational company Stora Enso Oyj (Stora Enso), through its subsidiaries Stora Enso Amsterdam B.V., the following subsidiaries in Uruguay from the Spanish Grupo Empresarial ENCE, S.A. (“Ence”): Eufores S.A. (together with its subsidiaries El Esparragal Asociación Agraria de Responsabilidad Ltda., and Terminal Logística e Industrial M’Bopicuá S.A), Celulosa y Energia Punta Pereira S.A. and Zona Franca Punta Pereira S.A. The 50% paid by Arauco amounted to ThU.S.$116,279, which generated a profit of ThU.S.$36,170. On the same date, Arauco acquired the accounts receivable from Ence, which amounted to ThU.S.$51,225, and of which ThU.S.$37,777 was capitalized on December 30, 2009.

The negative goodwill of the operations described in paragraph b), a total amount of ThU.S.$36,170, was primarily caused by the recovery at fair value of the land of the companies acquired. This profit was presented in the Income Statement in the line Other profit (loss).

The following table details the negative goodwill:

Grupo Ence ThU.S.$
Equity at fair value at purchase date	304,898

50% of participation purchased by Arauco	152,449
Value paid	116,279
Negative goodwill immediately recognized	36,170

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

The assets and liabilities at fair value at the respective operation dates, are presented in the following tables:

Forestal Cono Sur S.A. Consolidated	10/01/2009 ThU.S.$
Cash	187
Trade and Other receivables	6,157
Inventories	1,522
Property, plant and equipment	199,657
Biological assets	52,805
Other assets	4,171

Total Assets	264,499

Trade payables	2,481
Deferred taxes	1,656
Other liabilities	3,744

Total liabilities	7,881

Ence Group	10/16/2009 ThU.S.$
Cash	3
Trade and Other receivables	52,892
Inventories	7,285
Property, plant and equipment	254,040
Biological assets	136,437
Other assets	5,041

Total Assets	455,698

Bank loans	37,013
Trade and Other payables	108,432
Deferred taxes	170
Other liabilities	4,493

Total liabilities	150,108

The main assets acquired from Ence are: 130,000 hectares of land, of which 73,000 have forestry plantations; 6,000 hectares under agreements; an industrial land; environmental permits required for construction of a pulp mill; a river terminal; a chip production plant, and a nursery.

All these assets are added to the land and plantations that Stora Enso and Arauco control through a joint venture in Uruguay, which currently maintains a forestry equity of approximately 253,000 hectares of land, of which 127,924 are planted.

At a later date as mentioned in paragraphs a) and b), Arauco made capital contributions to Forestal Cono Sur S.A. and Ence Group that amounted to ThU.S.$2,000 and ThU.S.$10,000, respectively. In 2010, Arauco made capital contributions to these companies of a total of ThU.S.$12,000.

The investments in Uruguay mentioned above qualify as joint ventures because of existing contracts that stipulate that both Arauco and Stora Enso maintain joint control of such investments.

Furthermore, Arauco holds a 50% share in jointly held Eka Chile S.A., a company that sells sodium chlorate to cellulose plants in Chile. A contractual agreement exists with the company in which Arauco has initiated joint venture economic activities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Summary Financial Information of significant investments in Joint Ventures

	03/31/2010		12/31/2009
Forestal Cono Sur S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	6,276	4,521	5,392	3,122
Non-Current	261,450	1,727	259,307	1,726
Equity	0	261,478	0	259,851
Total Joint Venture	267,726	267,726	264,699	264,699

Investment	130,739		129,925

	03/31/2010		03/31/2009
Incomes	444		0
Expenses	(1,817)		0
Joint Venture Net Profit (Loss)	(1,373)		0

	03/31/2010		12/31/2009
Eufores S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	38,377	61,018	31,539	61,752
Non-Current	407,481	21,293	404,459	22,742
Equity	0	363,547	0	351,504
Total Joint Venture	445,858	445,858	435,998	435,998

Investment	181,791		175,776

	03/31/2010		03/31/2009
Incomes	14,357		0
Expenses	(14,028)		0
Joint Venture Net Profit (Loss)	329		0

	03/31/2010		12/31/2009
Eka Chile S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	26,121	2,357	30,612	6,325
Non-Current	33,478	3,932	33,475	3,942
Equity	0	53,310	0	53,820
Total Joint Venture	59,599	59,599	64,087	64,087

Investment	26,655		26,910

	03/31/2010		03/31/2009
Incomes	7,710		16,450
Expenses	(8,220)		(15,494)
Joint Venture Net Profit (Loss)	(510)		956

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS (IAS 36)

The recoverable amount of Property plant and equipment is measured whenever there is indication that the asset may have suffered deterioration of its value. Among the factors to consider as evidence of impairment are the diminution in market value of assets, significant changes in the technological environment, obsolescence or physical impairment of assets and changes in the way the asset is used or expected to be used, which could involve its disuse, among others. Arauco evaluates at the end of each reporting period if there is any evidence of the factors above mentioned.

For this evaluation, assets are grouped into the smallest group of assets that generates cash inflows independently.

At the end of the period, there were signs of deterioration as follows:

Effect from economic crisis

The decrease in demand of sawn timber products due primarily to the credit crisis and the continued downturn in the real state market in the United States has led Arauco to decide in 2008 and 2009 to permanently close the following sawmills: La Araucana, Escuadrón, Lomas Coloradas, Coronel y Coelemu and temporarily Horcones II, and the remanufacturing plant Lomas Coloradas, all located in Chile.

The recoverable value of the permanently closed facilities was determined based on sales estimates and residual value. These estimates were made by both external and internal evaluators.

In the case of the mill and remanufacturing plant that temporarily closed, our assessment of the damage indicated that the book value did not exceed the recoverable amount. This assessment was made using conservative projections about factors such as volumes, sales prices and production costs. The discount rate of discounted cashflow is 8%, which is used by Arauco to evaluate its projects in Chile.

Effect from the earthquake and tsunami

After the earthquake and tsunami that impacted the southern central area of Chile on February 27, 2010, a significant part of our facilities incurred various levels of damages.

As a result of evaluations and assessments of those damages to date, Arauco has accounted a net loss of ThU.S.$26,664. This net loss is composed largely of the different deductible insurance policies involved, without considering compensation for losses caused by downtime, which will be registered once the inspections and assessments carried out by insurance companies and the liquidators have concluded and the reports from these assessments have been received.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Cash-Generating Unit with Impaired Assets

Information on Impaired Assets as of March 31, 2010 and December 31, 2009 respectively:

Type of Impaired Asset	Saw mill
Principal Segment to be reported, Cash-generating Unit	Sawn Timber
Terms and Conditions used to Determine Fair Value Less sales Costs	Third party assessments
Key Assumptions Used to Determine Recoverable amounts	Fair value less sales cost
	03/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Impairment Amount
La Araucana Saw Mill	498	498
Escuadrón Saw Mill	1,285	1,285
Lomas Coloradas Saw Mill	937	937
Coronel Saw Mill	3,167	3,167
Coelemu Saw Mill	99	99
Total impairment of Cash-generating unit	5,986	5,986

Disclosure of Asset Impairment

Information on Impairment of Property, plant and equipment due to technical obsolescence and damages from the earthquake and tsunami as of March 31, 2010 and December 31, 2009:

Disclosure of Asset Impairment
Principal types of Assets affected by Impairment and Reversion Losses		Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversions losses	Technical Obsolescence
	03/31/2010		12/31/2009
Information relevant to the sum of all impairment	ThU.S.$	2,536	ThU.S.$	2,536

Disclosure of Asset Impairment
Principal types of Assets affected by Impairment and Reversion Losses		Buildings and Structures Machinery and Equipment Other assets
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversions losses	Earthquake and tsunami
	03/31/2010		12/31/2009
Information relevant to the sum of all impairment	ThU.S.$	150,000	—

The following tables show information on the Impairment provision on Property, plant and equipment and inventories at March 31, 2010:

Property, plant and equipment	ThU.S.$
Opening balance at 01-01-2010	8,522
Increased provision (earthquake damages)	150,000
Impairment reversion	0

Closing balance at 03-31-2010	158,522

Inventories	ThU.S.$
Opening balance at 01-01-2010	7,524
Increased provision (obsolescence)	2,758
Increased provision (earthquake damages)	18,338
Impairment reversion	0

Closing balance at 03-31-2010	28,620

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Goodwill

Goodwill is allocated to the groups of cash-generating units that generate such goodwill. The goodwill generated by the investment in Arauco do Brazil (formerly Tafisa) was assigned to the Pien panel segment plant. The recoverable amount of the cash-generating unit was determined based on the calculations of its value in use. For this calculation we used the projected cash flows based on the operational plan approved by the management covering a period of 10 years, applying a discount rate of 10%, which reflects current assessments for the panel segment in Brazil. At March 31, 2010 this goodwill amounted to ThU.S.$ 59,292 (ThU.S.$60,642 at December 31, 2009). The variation is due to the conversion adjustment to Real, which is the functional currency for the subsidiaries in Brazil.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES (IAS 37)

Discussed below are the lawsuits that Arauco deems relevant to report:

1. (i) On October 8, 2007, the Administración Federal de Ingresos Públicos (Federal Administration of Public Income) (“AFIP”) initiated an ex-oficio procedure against our Argentinean affiliate Alto Paraná S.A. (“APSA”) questioning whether APSA erred in deducting from its income tax liability certain expenses, interest payments and exchange rate differences generated by Private Negotiable Obligations which were issued by APSA in 2001 and paid in 2007.

On November 20, 2007, APSA submitted a counterclaim to the claims presented by AFIP, completely rejecting all the State’s allegations and asserting legal arguments that justify its actions in the determination of its tax burden.

On December 14, 2007, AFIP notified APSA that its counterclaim had been dismissed, thus issuing an ex-oficio ruling and ordering the payment, within 15 working days, of the calculated Income Tax difference for the 2002, 2003 and 2004 fiscal years, which includes the principal amount owed, interest and fines.

On February 11, 2008, APSA appealed the aforementioned ruling before the Tribunal Fiscal de la Nación (National Tax Court) (“TFN”).

On February 8, 2010, APSA was notified of the TFN’s ruling which confirmed the ruling issued by AFIP, with court expenses, based on arguments different from those that justified AFIP’s ex-oficio decision. This decision by the TFN extinguished the administrative process. As a result, our only remaining option was to pursue a remedy before the Camara de Apelaciones en lo Contencioso Administrativo Federal (Contentious Administrative Matters Federal Appeal Court) (“CACAF”) and, subsequently, the Corte Suprema de Justicia de la Nación (National Supreme Court of Justice) (“SJN”).

On February 15, 2010, APSA appealed before the CACAF, making all necessary submissions with the purpose of attaining a revocation of the contested decision. APSA paid tasa de justicia (litigation fees) in the amount of $5,886,053 (Argentinean Pesos) in connection with these proceedings.

On March 18, 2010, the CACAF, issued a court decree in which it ordered the AFIP to refrain from requesting the blocking of preventive interim relief measures, administratively demanding payment, issuing debt invoices, or initiating judicial collection actions, including seizure of property and other enforcement measures against APSA until CACAF reaches a decision on APSA’s request for precautionary measures.

On May 13, 2010, the First Chamber (Sala 1) of the CACAF granted the preliminary injunction requested by APSA suspending the execution of the AFIP resolution a final decision could be reached in the case.

In spite of the TFN’s ruling, the opinion issued by APSA’s external counsel continued to be that APSA has proceeded in a lawful manner in deducting the amounts questioned by the State. External counsel maintains that there is a good chance that the TFN’s ruling will be overruled and that the AFIP’s ex-oficio decision will be rendered without effect. Due to the

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

above, no provisions have been issued regarding the periods in which the Negotiable Obligations were in force.

(ii) Within the course of this case’s proceedings, and particularly regarding payment of the litigation fees (tasa de justicia) before the TFN, on July 18, 2008, the Examining Officer ordered APSA to pay $10,447,705 Argentinean Pesos as payment of Litigation Fee (Tasa de Actuación) before the TFN. On August 14 2008, APSA filed a petition with the court requesting that this order be reconsidered or, in the alternative, rejected on the grounds that the requested amount was unreasonable. APSA provided evidence that it had paid $1,634,914 Argentinean Pesos, considering that this was the actual amount due, pursuant to Law, for the Litigation Fee (Tasa de Actuación). On April 13, 2010, the Sala 1 (First Courtroom) of the CACAF denied APSA’s appeal. On April 26, APSA filed an ordinary appeal against the latter decree before the Supreme Court of Justice, the resolution of which is still pending. In order to avoid having the ordinary appeal denied by the Appeals Court or it being declared inadmissible by the Supreme Court of Justice, and to properly defend APSA’s rights, an extraordinary appeal was filed on May 6, 2010. Based on their analysis of the grounds underlying the appel, APSA’s counsel has an optimistic view of the case.

2. With regard to Valdivia Mill, various criminal proceedings have been filed at the corresponding Tribunal de Garantía (Warranty Court), relating to alleged environmental violations that were allegedly committed as a result of operations at the mill. All criminal proceedings have been addressed through a single investigation. The complaints relate to Article 291 of the Código Penal (Penal Code), Article 136 of the Ley de Pesca (Fishing Law) and Article 38 of the Ley de Monumentos Nacionales (National Monuments Law).

In our opinion, the evidence submitted in the investigation does not prove the existence of any offense or the responsibility of the Company or of any its employees for the alleged events.

3. With regard to the Valdivia Mill, on April 27, 2005, the Consejo de Defensa del Estado (National Defense Council) filed a civil lawsuit against the Company for reparation of environmental harm and indemnification, before the Primer Juzgado Civil de Valdivia (First Civil Court of Valdivia) (Rol 746-2005).

The Company filed its response, arguing that it is not responsible for the environmental damage and therefore that the indemnification payments as well as the alleged reparation are inadmissible. The lawsuit is currently in progress.

4. With regard to Valdivia Mill, on January 12, 2010, a complaint was made to the Ministerio Público de San José de la Mariquina (Public Ministry of San Jose de la Mariquina) for alleged environmental pollution that hypothetically could affect some crops near the mill. The investigation is pending.

5. With regard to Nueva Aldea Mill, on December 20, 2007, the Company was notified of nine similar complaints. Eight complaints are directed against Echeverría Izquierdo Montajes Industriales S.A., as employer, and against Arauco, as subsidiarily responsible, and also against the Company directly. The other complaint is directed against Mr. Leonel Enrique Espinoza Canales, as employer, against Arauco, as subsidiarily responsible, and also against Arauco directly.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

The complaints request that all plaintiffs (72 plaintiffs in total) be indemnified for the damages that they allegedly suffered as a result of an accident in which three persons working for the contractor Echeverría Izquierdo Montajes Industriales S.A. were allegedly involved. This contractor was undertaking construction work at the Nueva Aldea Pulp Mill in December 2005. These three workers allegedly suffered irradiation from handling certain equipment and materials belonging to a subcontractor of Echeverría Izquierdo Montajes Industriales, S.A.

After being notified of these complaints, the Company opposed them on the basis of lack of jurisdiction, and answered the principal complaints, arguing that they are invalid for failure to state a claim. The Company also responded to the secondary complaints directly against the Company, requesting that they be rejected for lacking any merit. All these demands have been consolidated into a single action, for which a trial is currently underway.

Based on these same events, on January 29, 2008, the Company was notified of an action for damages due to a work accident filed by Mr. Fernando Vargas Llanos, against his former employer Inspección Técnica y Control de Calidad Limitada (ITC), the construction company Echeverría Izquierdo Montajes Industriales S.A. and against the Company. The complaint requests that Mr. Vargas be indemnified for the damages that he allegedly suffered as a result of the events that took place in December 2005.

Notified of said complaint, the Company opposed on the basis of lack of jurisdiction, and, answered the principal complaint stating that it should be dismissed for lacking any merit. On July 20, 2009 the Court ordered the abandonment of the procedure, since the plaintiff had ceased in his procedural activity for more than six months. This order is currently being contested by the plaintiff and is pending a final decision.

Finally, based on these same events, on November 10, 2009 the Company was notified of a labor complaint, on a general aplication procedure, claimed by 14 ex-employees of Etcheverría Izquierdo Montajes Industriales S.A. construction company, against the latter as a principal complaint, and against Arauco as subsidarily responsible, based on emotional distress suffered due to alleged exposure to a radioactive isotope during the accident that occurred in Planta Nueva Aldea on December 14 and 15, 2005. The date of the corresponding hearing is pending.

Considering that the position of the Company is supported by solid legal arguments, there is a reasonable likelihood of a favorable outcome for the Company.

6. With regard to the Constitución Mill, on January 24, 2006, the Company was notified of a interdicto posesorio (civil claim) brought by Mrs. Alvaro Santa María Prieto and Mr. Alejandro Lagos Letelier before the Juzgado de Letras de Constitución (Constitutional Court), seeking an order outlining the necessary measures in order that the air surrounding the Constitución Mill would not be harmful. This demand, has not progressed in more than two years and has now been filed.

In our opinion and based on information available to us, this complaint lacks merit.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

7. With regard to the Lincancel Mill, pursuant to Resolution No. 1828 dated June 13, 2007, the Superintendencia de Servicios Sanitarios (Sanitary Services Superintendency) (“SIS”) initiated an administrative sanction process against the Company regarding the Company’s alleged surpassing of the maximum levels allowed for the pH parameters and suspended solids. The Company presented its responses within the time established in the resolution, which was June 25, 2007.

Pursuant to a resolution dated June 26, 2007 the SIS resolved to broaden the charges included in Resolution 1828.

The Company submitted its responses dated July 17, 2007. However, by Resolution No. 2589 of August 28, 2007, the SIS sanctioned the Company with a fine of 100 UTA for not complying with the applicable emission norms (a fine that has already been paid by the Company) and with a fine of 1,000 UTA for having put in danger, as is indicated in the resolution, the health of the population. The latter sanction was appealed in the Santiago Court System and the matter is currently in progress.

8. On August 14, 2009, the Company was notified of a demand for compensation for damages filed by lawyers representing a group of 168 fishermen from Region VII and workers in related activities, located in the creeks of artisanal fishermen of Putú, La Trinchera, Iloca, Duao and Llico.

This demand seeks an order requiring payment by the Company for alleged damages caused in the Mataquito River, its estuary and the adjacent coastline as a result of alleged environmental damage and requests that the Company be ordered to pay each plaintiff.

The cause is now pending in the 11º Juzgado Civil (11th Civil Court) in Santiago, docket number 16.009-2009, and is awaiting resolution of the proceedings regarding incomptence opposed duly.

Considering that the position of the Company is supported by solid legal arguments, there is a reasonable likelihood of a favorable outcome for the Company.

9. The parents and brothers of Mr. Julio Gonzalo Cartes Barrientos, a worker who was electrocuted while trying to repair a luminaire, filed a civil suit on August 3, 2004 for compensation for damages in tort against the Company, as contractor, and against José Reinaldo Vargas as a Company principal.

The Company claimed that the claim had lapsed and argued that the worker, who disregarded the instructions of his superiors by not assembling scaffolding to repair the luminaire, was negligent. The decision of first instance was favorable to the Company, accepting that the claim had lapsed. But the decision was quashed, remitting the case back to the first instance. The new first instance decision found both defendants jointly and severally liable. The defendants appealed the decision, and its resolution is still pending.

10. On August 25, 2005, the Chilean Servicio de Impuestos Internos (hereinafter the “Chilean IRS”) issued tax calculations No. 184 and No. 185 of 2005, objecting to the capital reduction transactions effected on April 16, 2001 and October 31, 2001 by Arauco, and furthermore, requesting reimbursement for amounts returned for tax loss. On November 7, 2005, the Company requested an administrative review of the tax action called Revisión de la Actuación Fiscalizadora (Review of the Supervision Action) (“RAF”) and, subsidiarily, a claim

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

was filed against those tax calculations 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which partially granted the Company’s request. The Company then filed a complaint regarding the request not granted by the administrative review. This action is currently pending.

Considering that the position of the Company is supported by solid legal arguments, there is a reasonable likelihood of a favorable outcome for the Company. However, if this result does not occur, it is possible that an obligation will arise for the amount specified, plus any accrued interest as of the payment date.

11. Mr. Luis Alberto Ossandón Valdés filed a lawsuit against the Company and Forestal Celco S.A., an affiliate of the Company before the Juzgado Civil (Ninth Civil Court) of Santiago declaring a sales contract for real estate purchased at public auction null and void. In the aforementioned auction, the Company was awarded several forestry plots of land located in El Trapiche county, which is located in the provinces of Constitución and Talca. The plaintiff also filed a claim against Forestal Celco S.A., to whom the Company transferred said real estate through a sales agreement.

On June 2, 2008, after pronouncement of the final verdict, the lawsuit was ruled inadmissible in all its stipulations, with court costs awarded to be charged against the plaintiff. The plaintiff filed an appeal against the ruling on July 1, 2008. On October 8, 2009, the Santiago Appeals Court unanimously confirmed the verdict of first instance. The plaintiff filed extensive annulment appeals, both against the merits and the process, all of which were found to be inadmissible by the Court of Appeals. Consequently, the decision is final.

12. On April 14, 2009, Forestal Celco S.A. was notified of a civil lawsuit filed by Mr. Mario Felipe Rojas Sepúlveda on behalf of Mr. Víctor Adrián Gavilán Villarroel against Cooperativa Eléctrica de Chillán Limitada and against Forestal Celco S.A. The lawsuit aims to make both companies jointly and severally liable for compensation for alleged material damages suffered as a result of a fire that occurred on January 12, 2007 on the El Tablón county property, which belongs to Forestal Celco S.A.

On April 30, 2009 Forestal Celco S.A. filed objections pointing to defects in the demand. The Plaintiff rectified the defects, and the Company replied to the demand. As of this date, following all mandatory proceedings, the ordinary probationary period has concluded, currently waiting for an expert witness report on the causes of the fire.

13. On December 1, 2007, Forestal Celco S.A. was notified of a civil lawsuit filed by Ms. Marcela Larraín Novoa on behalf of Ms. Nimia del Carmen Alvarez Delgado against Ms. Patricia del Carmen Muñoz Zamorano and Forestal Celco S.A. This lawsuit seeks to reclaim an 88% share of the rights to the “Loma Angosta” property, which has a surface area of 281.89 hectares. This property was purchased by Forestal Celco S.A. from Ms. Patricia del Carmen Muñoz Zamorano in 1994. To date, Ms. Patricia del Carmen Muñoz Zamorano has not yet been notified.

On May 18, 2008, the Company filed a motion to correct the claim, which was allowed and accepted by the Court. As of this date, the plaintiff has not corrected the defects of its claim.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

14. On April 29, 2004, Aserraderos Arauco S.A., an Arauco subsidiary, was notified of a lawsuit for contract fulfillment and compensatory damages, filed before the Second Civil Court of Concepción by Ingeniería y Construcciones Ralco Ltda., case No. 3.218-2008. The plaintiff maintains that the contracts entered into with sawmill administrators include Aserraderos Arauco S.A.

The court order dictated the ruling which establishes the facts to be proved by the parties. However, there have been no further developments for over a year.

15. On January 29, 2009, Forestal Valdivia S.A. was notified of a civil lawsuit filed by Mr. Carlos Nambrard Figueroa by himself and on behalf of the members of the Ms. Julia Figueroa Olivero Estate, against Forestal Valdivia S.A and Forestal Tornagaleones S.A., which aims to make both companies jointly and severally liable for compensation of alleged material and moral damages suffered as a result of the occupancy, plantation and operation of an agricultural piece of land (Cerros del Lingue) over which the Estate alleges ownership rights. Forestal Valdivia S.A. has held ownership rights and material and legal possession for more than ten years with respect to this piece of land.

Forestal Valdivia S.A. responded to the lawsuit arguing that it should be rejected for a lack of legal basis. Furthermore, as a result of the plaintiff’s halt in procedural activity, Forestal Valdivia S.A. requested that the proceedings be declared abandoned.

16. On November 17, 2003, Bosques Arauco S.A., an affiliate of the Company, was notified of a property restitution claim brought by Ms. Celmira Maria Curin Tromo, who requested the restitution of certain real estate, its profits and damages in a Special Indigenous Lawsuit, claming that she is the sole and exclusive owner of the 5.5 hectares of land, which has allegedly been exploited by Bosques Arauco S.A., in blatant disregard of her property interest. On June 6, 2008, the first instance sentence was issued, denying the claim. The sentence was appealed and the Court of Appeals of Temuco overturned the sentence on January 6, 2009, finding in favor of the plaintiff with regards to every portion of the claim, thereby ordering the restitution of the land, along with all profits and damages caused by Bosques Arauco S.A. to the land, the assessment of which was deferred to the decision’s execution phase.

On October 28, 2009, the plaintiff requested the execution of the ruling with notice to the defendant, also requesting, aside from the restitution of the property and its products, reparations for the pain and suffering she had allegedly personally endured. Notified of this request, Bosques Arauco S.A., in turn, requested that this request be nullified, on the grounds that the alleged pain and suffering was not an issue in the judicial proceedings and, thus, the ruling did not order any such reparations.

The Court then ordered the suspension of proceedings while the ruling on the incidental plea of nullity is pending.

17. On November 28, 2008, APSA was notified of Resolution 212 issued by the Argentine Central Bank (BCRA) on November 19, 2008, by which the BCRA ordered Indictment No. 3991 questioning the timely liquidation of certain foreign currency assets with respect to APSA’s export proceeds.

APS responded to the charges in a timely and correct manner.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

As of the date of these consolidated financial statements and considering the preliminary state of proceedings, APSA Legal Advisors are not in a position to estimate the outcome. For such reason, and with the understanding that there are no legal grounds for the charges, no provision has been made for this claim.

18. As a consequence of the merger of APSA with Faplac S.A., APSA, as of January 1, 2010, assumed the contingency derived from litigation between Faplac S.A. and Gas del Estado S.A., regarding the breach of the gas supply contract entered into by Resinfor Metanol S.A., a company which was Faplac S.A.’s legal predecessor.

On August 27, 1985, Resinfor Metanol S.A. filed a suit against Gas del Estado S.A. Gas del Estado answered the complaint requesting the lawsuit’s total dismissal. Gas del Estado also filed a counterclaim against Resinfor Metanol S.A., requesting the termination of the agreement entered into on August 27, 1985, and, additionally, requesting the full performance of the contract just as it was agreed upon by the parties, especially with regard to the maximum and minimum assured volume of flow, and the penalty established in the event of breach of contract in Clause Seven, as well as the appropriate fine as a consequence of the suspension of the application of article 4 of Ruling MOSP 391/85 (as provided by Law 23,697, Decree 1930/90 and other concurrent regulation).

On March 17, 2008, the Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal (Federal Contentious Administrative National Court of First Instance Nº 1) issued a ruling, declaring the following:

•	Resinfor Metanol S.A. was deemed to have abandoned its claim and its right, and was required to pay court costs.

•

Resinfor Metanol S.A. was ordered to reimburse the defendant Gas del Estado for payments made after December 15, 1992, as a consequence of the injunctive relief granted and until said relief was revoked on December 1994, as well as interest, in accordance with the rate received by Banco de la Nación Argentina for its 30-day common discount operations.

On February 24, 2009, the CACAF issued a ruling which partially dismissed the appeal filed by Faplac S.A., and confirmed both the reimbursement to the plaintiff of payments carried out after December 15, 1992 as well as of the court costs as defined before the First Instance Court. However, the Chamber did declare the ruling which ordered the payment of interest on the amounts reimbursed null and void, thus rendering ineffective the Court of First Instance’s decision on this particular issue.

Faplac S.A., Resinfor Metanol S.A.’s successor, filed an Ordinary Remedy before the CSJN, which was granted. In turn, Gas del Estado filed an extraordinary remedy before the CSJN. The CSJN has not yet ruled on the applicability of this remedy. Once Gas del Estado’s remedy has been ruled on, CSJN will issue a ruling regarding the Ordinary Remedy filed by Faplac S.A.

As of the date of these consolidated financial statements, there are no other contingencies that might significantly affect the Company’s financial, economic or operational conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Provisions at March 31, 2010 and December 31, 2009 are as follow:

Types of Provisions	03/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Provisions, Current	5,211	5,169
Legal claims provision	5,211	5,119
Other provisions	0	50
Provisions, non-current	8,685	9,463
Legal claims provision	8,685	9,463
Other provisions	0	0

	03/31/2010
Movements in Provisions	Legal Claims ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	14,582	50	14,632
Changes in provisions
Increase (decrease) in existing provisions	33	0	33
Used provisions	(604)	(51)	(655)
Increase (decrease) in foreign currency exchange	(133)	0	(133)
Other increases (decreases)	18	1	19
Total Changes	(686)	(50)	(736)
Closing balance	13,896	0	13,896

	12/31/2009
Movements in Provisions	Legal Claims ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	9,269	69	9,338
Changes in provisions
Increase (decrease) in existing provisions	3,573	50	3,623
Increase (decrease) in joint ventures	31,250	0	31,250
Used provisions	(30,209)	0	(30,209)
Increase (decrease) in foreign currency exchange	717	0	717
Other increases (decreases)	(18)	(69)	(87)
Total Changes	5,313	(19)	5,294
Closing balance	14,582	50	14,632

Provisions for legal claims are for labor and tax judgments whose payment period is indeterminate.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS (IAS 38)

Arauco holds the following main intangible assets:

Computer software

Rights

Recognition and Measurement criteria of Identifiable Intangible Assets

Cost Model

After initial recognition, intangible assets are carried at cost, including any accumulated amortization and impairment losses.

Amortization Method for Computer Software

Amortization of an intangible asset with a finite useful life shall be carried on a systematic basis over said useful life. Amortization begins when the asset is available for use, that is, when it complies with all the necessary conditions to operate in the manner foreseen by the Company.

Disclosure of Identifiable Intangible Assets

Intangible Assets, Net	03/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Intangible assets, net	10,732	11,154
Computer software	3,985	4,381
Other identifiable intangible assets	6,747	6,773

Identifiable intangible assets, gross	24,487	24,535
Computer software	17,723	17,727
Other identifiable intangible assets	6,764	6,808

Types of accumulated amortization and impairment
Total accumulated and impairment	(13,755)	(13,381)
Computer software	(13,738)	(13,346)
Other identifiable intangible assets	(17)	(35)

Reconciliation between opening and closing book values

	03/31/2010
Intangible Movements	Computer Software ThU.S.$	Others ThU.S.$	Total ThU.S.$
Opening Balance Changes	4,381	6,773	11,154
Additions	29	0	29
Disappropriations	(422)	0	(422)
Impairment recognized in Income Statement	0	(19)	(19)
Increase (decrease) in foreign currency conversion	(3)	(7)	(10)
Changes Total	(396)	(26)	(422)
Closing Balance	3,985	6,747	10,732

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

	12/31/2009
Intangible Movements	Computer Software ThU.S.$	Others ThU.S.$	Total ThU.S.$
Opening Balance Changes	5,738	5,597	11,335
Additions	1,026	1,116	2,142
Disappropriations	(11)	0	(11)
Amortization	(2,378)	(4)	(2,382)
Increase (decrease) in foreign currency conversion	6	64	70
Changes Total	(1,357)	1,176	(181)
Closing Balance	4,381	6,773	11,154

		Minimum life or rate	Maximum life or rate
Computer software life or rate	Life	3	16

The amortization of computer software is presented in the Comprehensive Income Statement under Administration Expenses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS (IAS 41)

Arauco’s biological assets correspond to forestry plantations mainly radiata and taeda pine. The total plantation is distributed in Chile, Argentina, and Brazil, reaching 1.5 million hectares, of which 931 thousand hectares are plantations, 330 thousand hectares are native forest, 181 thousand hectares are used for other purposes and 47 thousand hectares are used for planting.

At March 31, 2010 the production volume totaled 5.4 million m3 (6.3 million m3 at March 31, 2009).

The main considerations in determining the fair value of biological assets are:

–	Arauco uses the discounted future cash flows method to value its forest plantations, for which it has a harvest projection date of the totality of existing plantations.

–	Current equity is projected assuming that total volume does not decrease and that the current demand level is maintained.

–	Future plantations are not considered.

–

The harvest of forest plantations supplies raw material for all other products that Arauco produces and sells. By controlling directly the development of forests that will be processed, Arauco is assured of having high quality timber for each of its products.

–

Cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s owned industrial centers and sales to third parties. Sales margin is also considered in the valuation of the different products that are harvested in the forest. Any changes in the value of the plantations, in accordance with the criteria previously described, are accounted for in the current financial year’s income statement, pursuant to IAS 41. These changes are presented in the Financial Income Statement in the line Other operating income by activity, at March 31, 2010 amounted to ThU.S.$31,281 (ThU.S.$29,678 at March 31, 2009). For purposes of the valuation of biological assets, there is a higher cost of wood compared to the actual cost incurred, the effect of which is recorded in Cost of sales, which at March 31, 2010 amounted to ThU.S.$24,260 (ThU.S.$18,092 at March 31, 2009).

–	Forests are harvested according to the needs of Arauco’s production plants.

–	The discount rates used are: in Chile 8%, in Argentina 12% and in Brazil 10%.

–	It is assumed that prices of harvested timber are constant in real terms based on market prices.

–	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

–	The average crop age by species and country is:

	Chile	Argentina	Brazil
Pine	24	15	15
Eucalyptus	12	10	7

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Forestry plantations classified as current assets correspond to those to be harvested and sold in the short term.

The Company holds fire insurance policies for its forestry plantations, which together with company resources and efficient protection measures for these forestry assets allow financial and operational risks to be minimized.

Uruguay

Arauco owns biological assets in Uruguay through a joint venture in partnership with Stora Enso, which are presented in these Financial Statements under the equity method (see Note 16).

At March 31, 2010, Arauco’s investment in Uruguay represented a total of 127 thousand hectares, of which 64 thousand hectares are allocated to plantations, 3 thousand hectares to native forest, 43 thousand hectares for other uses and 17 thousand hectares for planting.

Biological Assets Pledged as Security

There are no forestry plantations pledged as security, except for the ones belonging to Forestal Río Grande S.A. (affiliate of Fondo de Inversiones Bio Bio, Special Purpose Entity). In October 2006, pledges without transfer and agreements not to prohibition to sell and encumber were made in favor of JPMorgan and Arauco, for forests located on their own land.

At March 31, 2010, the fair value of these forests reached ThU.S.$51,980 (ThU.S.$59,819 at December 31, 2009).

Biological Assets with Restricted Ownership

At the date of these financial statements, there are no biological assets with restricted ownership.

Agricultural Products

Agricultural Products relate mainly to forestry products that are intended for sale pertaining to the operation and are valued at fair value at the closing period.

No significant grants have been received.

At closing date of these Financial Statements, the Current and Non-current Biological Assets are as follows:

	03/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Current	343,435	310,832
Non-current	3,413,001	3,446,696

Total	3,756,436	3,757,528

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Biological Assets Movement

Movement	03/31/2010 ThU.S.$
Opening Balance	3,757,528
Changes in Biological Assets
Additions	27,714
Decreases due to Sales	(311)
Decreases due to Harvest	(47,158)
Profit (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	31,281
Increases (decreases) in Foreign Currency Translation	(10,324)
Other Increases (decreases)	(2,294)

Total Changes	(1,092)

Closing Balance	3,756,436

Movement	12/31/2009 ThU.S.$
Opening Balance	3,652,433
Changes in Biological Assets
Additions	95,197
Decreases due to Sales	(3,370)
Discontinuation of consolidation by the formation of joint ventures registered under the equity method (see note 15)	(54,951)
Decreases due to Harvest	(197,149)
Profit (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	155,532
Increases (decreases) in Foreign Currency Translation	112,371
Other Increases (decreases)	(2,535)

Total Changes	105,095

Closing Balance	3,757,528

As of the date of these Financial Statements, no disbursements for the acquisition of biological assets have been made.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENT

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the Environmental Department with each of its specialists that ensures these guidelines are met and put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses in its productive processes several supplies, such as wood, chemical products, and water, which in turn produce liquid and gas emissions. As a way to make the company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

Environment Related Disbursement Information

At March 31, 2010 and December 31, 2009, Arauco made the following disbursements related to its main environmental projects:

Company	03/31/2010 Name of Project	Disbursements undertaken 2010				Committed Disbursements
		State of Project	Amount ThU.S$	Asset Expense	Asset/expense destination item	Amount ThU.S$	Estimated date
Celulosa Arauco y Constitución S.A	Construction of Outlets	In process	375	Asset	Property, plant and equipment	66,001	2010-2011
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of gas emissions from industrial process	In process	37	Asset	Property, plant and equipment	474	2010
Celulosa Arauco y Constitución S.A	Environmental improvement studies	In process	447	Asset	Property, plant and equipment	1,081	2010
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	2,280	Asset	Property, plant and equipment	2,746	2010
Celulosa Arauco y Constitución S.A	Environmental improvement studies	In process	1,632	Expense	Operating cost	5,381	2010
Celulosa Arauco y Constitución S.A	Environmental improvement studies	Ended	858	Expense	Operating cost	0	0
Alto Paraná S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	31	Asset	Fixed assets	2,625	2010
Alto Paraná S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	2	Asset	Fixed assets	1,516	2010
Alto Paraná S.A	Investment projects for the control and management of gas emissions from industrial process	In process	47	Asset	Fixed assets	300	2010
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	1,599	Asset	Fixed assets	1,821	2010
Paneles Arauco S.A	Environmental improvement studies	In process	223	Expense	Administration expenses	1,241	2010
Forestal Celco S.A	Environmental improvement studies	In process	13	Asset	Property, plant and equipment	2,872	2010
Aserraderos Arauco S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	542	Asset	Property, plant and equipment	3,238	2010
Aserraderos Arauco S.A.	Environmental improvement studies	In process	186	Asset	Property, plant and equipment	260	2010
Arauco Do Brasil S.A.	Environmental improvement studies	In process	536	Asset	Property, plant and equipment	98	2010

	Total		8,808			89,654

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Company	12/31/2009 Name of Project	Disbursements undertaken 2009				Committed Disbursements
		State of Project	Amount ThU.S$	Asset Expense	Asset/expense destination item	Amount ThU.S$	Estimated date
Celulosa Arauco y Constitución S.A	Construction of Outlets	In process	7,197	Asset	Property, plant and equipment	66,376	2010-2011
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of gas emissions from industrial process	Ended	556	Expense	Operating costs	0	0
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of gas emissions from industrial process	In process	3,515	Asset	Property, plant and equipment	541	2010
Celulosa Arauco y Constitución S.A	Environmental improvement studies	Ended	25,245	Expense	Operating costs	0	0
Celulosa Arauco y Constitución S.A	Environmental improvement studies	Ended	744	Expense	Administration expenses	0	0
Celulosa Arauco y Constitución S.A	Environmental improvement studies	In process	2,131	Asset	Property, plant and equipment	2,532	2010
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	Ended	911	Expense	Administration expenses	0	0
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	13,908	Asset	Property, plant and equipment	2,352	2010
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	3,270	Asset	Property, plant and equipment	88	2010
Aserraderos Arauco S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	542	Asset	Property, plant and equipment	510	2010
Alto Paraná S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	1,271	Asset	Fixed assets	1,680	2010
Alto Paraná S.A	Expansion of solid industrial waste dumpsite for management of these in the future	Ended	2,448	Asset	Fixed assets	0	0
Alto Paraná S.A.	Environmental improvement studies	Ended	790	Asset	Fixed assets	0	0
Alto Paraná S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,216	Asset	Fixed assets	2,625	2010
Forestal Celco S.A	Environmental improvement studies	In process	95	Asset	Property, plant and equipment	2,811	2010
Paneles Arauco S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	59	Expense	Operating costs	219	2010
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	922	Expense	Operating costs	270	2010
Paneles Arauco S.A	Environmental improvement studies	In process	221	Expense	Operating costs	568	2010
Paneles Arauco S.A	Environmental improvement studies	In process	533	Asset	Property, plant and equipment	1,480	2010
Placas do Paraná S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	Ended	3,023	Asset	Property, plant and equipment	3,326	0
Placas do Paraná S.A	Environmental improvement studies	In process	782	Asset	Property, plant and equipment	113	2010

	Total		69,379			85,491

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. FINANCIAL INSTRUMENTS (IFRS 7)

Classification

The following table shows Arauco’s financial instruments at March 31, 2010 and December 31, 2009. An informative estimate of fair value is shown for instruments valued at amortized cost.

	03/31/2010		12/31/2009
Financial Instruments	Amortized Cost ThU.S.$	Fair Value ThU.S.$	Amortized Cost ThU.S.$	Fair Value ThU.S.$
Assets Current – Non-current
Fair value with change in Profit and Loss (Negotiation) (1)		283,099		231,752
Interest Rate Swaps		4,346		5,778
Forward		—		2,648
Mutual funds (2)		278,753		223,326

Loans and Accounts Receivables	824,943	824,943	880,394	880,394
Cash and cash equivalents (amortized cost)	94,606	94,606	310,873	310,873
Cash	41,781	41,781	29,000	29,000
Fixed Term Deposits	52,825	52,825	281,873	281,873
Repurchased Agreements	—	—	—	—

Accounts Receivables (net)	730,337	730,337	569,521	569,521
Trades and Notes Receivables	470,278	470,728	506,729	506,729
Leases	10,249	10,249	11,765	11,765
Other Debtors	249,360	249,360	51,027	51,027
Hedging
Hedge Swaps		16,997		17,998
Liabilities Current – Non-current
Financial Liabilities at amortized cost	3,323,951	3,301,954	3,524,811	3,603,709
Bonds issued in Dollars	2,233,872	2,228,877	2,252,838	2,357,703
Bonds issued in UF	389,865	388,056	398,693	390,575
Bank Loans in Dollars	386,426	371,233	527,249	509,400
Bank Loans in other currencies	21,876	21,876	23,531	23,531
Finance Leasing	531	531	608	608
Trades and other Payables	291,381	291,381	321,892	321,892
Financial liabilities held por negotiation (3)		10,236		10,648

(1)	Assets measured at fair value through profit or loss other than mutual funds classified as cash equivalents, are presented in the Financial Balance Sheet in the line Other financial assets.

(2)	Although this item is disclosed in note IFRS 7 as Fair Value with change in profit and loss according to expected sales in the short term; in this Financial Balance Sheet, it is classified as Cash and cash equivalents for its high level of liquidity.

(3)	Financial liabilities measured at amortized cost Others than Trade creditors and Other accounts payable and financial liabilities held for trading are presented in this Financial Balance Sheet in the line Other financial liabilities, current and non-current according to their maturity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Fair Value Financial Assets with Changes in Profit and Loss (Negotiation)

Fair value financial assets with changes in profit and loss are financial assets held for negotiation. Financial assets classified in this category are mainly acquired for sale in the short term. Derivatives are also classified for negotiation purposes unless they are defined as hedging instruments. Assets in this category are classified as current assets and are recorded at fair value, with changes in value recognized in the income statement. These assets are held with the objective of maintaining adequate liquidity levels to meet the Company’s obligations.

The following table details the Arauco’s financial assets at fair value with changes in profit and loss:

	March 2010 ThU.S.$	December 2009 ThU.S.$	Period Variation
Fair value with changes in profit and loss (Negotiation)	283,099	231,752	22%
Interest Rate Swap	4,346	5,778	-25%
Forward	0	2,648	-100%
Mutual Funds	278,753	223,326	25%

Swaps: At the closing balance date, financial assets classified in this category are not considered hedging instruments, as there is no uncertainty as to their underlying liability, so these instruments obey the management strategy regarding implicit structural liquidity risk for Arauco operations. The fair value of this item decreased by 25% compared to December 31, 2009 due to lower horizon cash flows from swaps.

Forwards: Arauco acquires this type of instrument to hedge functional currency exchange rate risks. These instruments are generally acquired with short-term maturity periods. The fair value of this item has decreased by 100% because the Company has entered into less derivative contracts in 2010 as compared to 2009.

Mutual Funds: Arauco invests in local mutual funds to maximize the profitability of cash flow surpluses in Chilean Pesos, or in international mutual funds in foreign currencies such as US Dollars or Euros. This instrument is accepted by the Company’s placement policy. At the date of these Financial Statements, the Company has increased its position in this type of instrument by 25% as compared with December 2009.

Loans and Receivables

These are non-derivative financial assets with fixed or determinable payments, and are not traded on an active market, that is, they are not available for trading. In the balance sheet they are included in Cash and cash equivalent and Trade and other receivables.

These assets are recorded at amortized cost using the effective interest method and are subject to impairment testing. Financial assets which comply with this definition are: cash and cash-equivalents, fixed term deposits, repurchase agreements, trades and notes receivables, and other debtors.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

	March 2010 ThU.S.$	December 2009 ThU.S.$
Loans and Receivables	824,943	880,394
Cash and Cash Equivalents	94,606	310,873
Cash	41,871	29,000
Fixed Term Deposits	52,825	281,873
Repurchased Agreements	0	0
Receivables (Net)	730,337	569,521
Trades and Notes Receivable	480,977	518,494
Other Debtors	249,360	51,027

Cash and Cash Equivalents: Includes both cash and bank account balances, fixed term deposits and repurchase agreements. They are short-term investments that are readily convertible into cash, and are subject to an immaterial change in value.

The following table show cash and cash equivalents classified by currency of origin at March 31, 2010 and December 31, 2009:

	March 2010 ThU.S.$	December 2009 ThU.S.$
Cash and Cash Equivalents	373,359	534,199
USDollar	184,185	177,569
Euro	78,025	66,935
Other currencies	69,584	64,879
$ no adjustable	41,565	224,816
U.F.	0	0

Fix Term Deposits and Repurchased Agreements: The objective of this instrument is to maximize short-term cash flow surpluses. This instrument is authorized by Arauco’s Placement Policy, which establishes a mandate that allows investments in fixed income securities. In general, these instruments have a maturity period of less than ninety days, otherwise these instruments are not classified as Cash.

Trades and Notes Receivable: These represent enforceable rights for Arauco resulting from the normal course of the business, namely, operation activity or corporate purposes.

Other Debtors: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

Trades are presented at net value, that is, net of bad debt estimates. This provision is determined when there is evidence that Arauco will not receive the payments agreed to in the original sales terms. These provisions are carried out when a customer files and reaches legal bankruptcy agreement or is in default of payments, or when Arauco has exhausted all debt collection options within a reasonable period. These include telephone calls, e-mails and debt collection letters. In the case of sales in Chile corresponding to our distribution affiliate Arauco Distribución S.A., the provisions are estimated using a percentage of receivables which is determined on a case by case basis, considering the client’s internal risk classification and the debts aging (or the number of days past due).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Trades and account receivables, current and non-current by currencies at March 31, 2010 and December 31, 2009 as follow:

	March 2010 ThU.S.$	December 2009 ThU.S.$
Trades and account receivables, current	719,649	558,441
US Dollar	556,325	397,394
Euro	9,355	19,348
Other currencies	36,766	35,074
$ no adjustable	112,520	102,098
U.F.	4,683	4,527

Trades and account receivables, non-current	10,688	11,080
USDollar	3,387	4,152
Euro	0	0
Other currencies	78	102
$ no adjustable	4,578	4,163
U.F.	2,645	2,663

The following table summarizes Arauco’s financial assets at closing balance:

	03/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Financial Assets	1,108,042	1,112,146
Fair Value with changes in Profit and Loss	283,099	231,752
Loans and Receivables	824,943	880,394

Financial Liabilities Valued at Amortized Cost

These financial liabilities correspond to non-derivative instruments with contractual cash flow payments, which can either be fixed or subject to variable interest rates.

Also included in this category are non-derivative financial liabilities for services or goods delivered to Arauco at the closing date of this balance sheet that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

At the closing date of the balance sheet, Arauco includes in this category obligations with banks and financial institutions, publicly issued bonds denominated in U.S. Dollars and UF, creditors and other payables.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

	Currency	03/31/2010	12/31/2009	03/31/2010	12/31/2009
		Amortized Cost ThU.S.$		Fair Value ThU.S.$
Total Financial Liabilities		3,323,951	3,524,811	3,301,954	3,603,709
Bonds Issued	US Dollar	2,233,872	2,252,838	2,228,877	2,357,703
Bonds Issued	U.F.	389,865	398,693	388,056	390,575
Bank Loans	US Dollar	386,426	527,249	371,233	509,400
Bank Loans	Other currencies	21,876	23,531	21,876	23,531
Financial Leasing	U.F.	531	608	531	608
Trades and Other Payables	US Dollar	253,173	280,506	253,173	280,506
Trades and Other Payables	Euro	1,762	2,898	1,762	2,898
Trades and Other Payables	Other currencies	13,897	14,285	13,897	14,285
Trades and Other Payables	$ no adjustable	21,896	22,876	21,896	22,876
Trades and Other Payables	U.F.	653	1,327	653	1,327

The disclosure of these liabilities at amortized cost in the Financial Statement at March 31, 2010 is as follows:

	Current ThU.S.$	Non-current ThU.S.$	Total ThU.S.$
Loans that accrue interest	374,257	2,658,314	3,032,570
Trades and Other Payables	291,381	0	291,381
Total	665,638	2,658,314	3,323,951

Fair Value Financial Liabilities with Changes in Profit and Loss

Liabilities, assigned as such at initial recognition and liabilities classified as held for negotiation shall be included in this category.

At the closing date of the balance sheet, Arauco held a rate swap as a financial liability at fair value with changes in profit and loss. This liability had a net decrease of 4%, due to a rate decrease experienced by the economy in the last period. It is presented in the Classified Financial Statement in the line Other financial liabilities, current.

	03/31/2010 ThU.S.$	12/31/2009 ThU.S.$	Period Variation
Fair value Financial Liabilities with changes in profit and loss	10,236	10,648	-4%

A summary of Arauco’s financial liabilities at closing balance date is as follow:

Financial Liabilities	03/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Total Financial Liabilities	3,334,187	3,535,459
Financial Liabilities at fair value with changes in profit and loss (negotiation)	10,236	10,648
Financial Liabilities Measured at Amortized Cost	3,323,951	3,524,811

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

The following table details net income items and expenses recognized in profit and loss on financial instruments:

	Financial Instrument	Net Gain (loss)		Impairment
		03/31/2010 ThU.S.$	03/31/2009 ThU.S.$	03/31/2010 ThU.S.$	03/31/2009 ThU.S.$
Assets
At fair value with changes in profit and loss	Swap	439	2,523	0	0
	Forward	5,426	5,762	0	0
	Mutual Funds	565	441	0	0

	Total	6,430	8,726	0	0

Loans and Receivables	Fix terms deposits	1,368	1,934	0	0
	Repurchased agreements	0	283	0	0
	Trades and Other receivables	0	0	(229)	(1,562)

	Total	1,368	2,217	(229)	(1,562)

Hedge instruments	Cash flow swap	(1,307)	0	0	0

	Total	(1,307)	0	0	0

Liabilities
Liabilities at amortized cost	Bank loans	(3,756)	(6,246)	0	0
	Bond issued obligations	(40,534)	(32,678)	0	0

	Total	(44,290)	(38,924)	0	0

Fair Value Hierarchy

The assets and liabilities recorded at fair value in the Classified Financial Statement dated March 31, 2010, have been measured based on the methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

–	Level I: Values or quoted prices in active markets for identical assets and liabilities.

–

Level II: Information (“Inputs”) from sources other than the quoted values of Level I, but observable in the market for assets and liabilities either directly (prices) or indirectly (derived from prices).

–	Level III: Inputs for assets or liabilities that are not based on observable market data.

	Fair Value	Measurement Methodology
	March 2010 ThU.S.$	Level I ThU.S.$	Level II ThU.S.$	Level III ThU.S.$
Financial Assets at fair value
Swap (asset)	4,346	0	4,346	0
Forward	0	0	0	0
Mutual Funds	278,753	278,753	0	0

Financial Liabilities at fair value
Swap (liabilities)	10,236	0	10,236	0

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Hedging Instruments

Hedging instruments registered at March 31, 2010 correspond to cash flow hedges. Specifically, at the closing balance date, Arauco registered rate swaps resulting at fair value for a total of ThU.S.$16,667 which is presented in the Financial Statement in Other financial assets, non-current. Their effects in the present period are presented in Equity as Other comprehensive results, net of exchange rate and deferred taxes.

Nature of Risk

Arauco is exposed to variations in cash flows due to exchange rate risk, mainly due to having assets in U.S. dollars and liabilities in UF (obligations to the public), which causes mismatches that could affect operating results.

Information on Swaps Assigned as Hedging

Hedging Swaps H Series Bond

Hedging Objective

In March 2009, Arauco placed a bond for 2,000,000 UF on the Chilean market (nemo: BARAU-H) with an annual 2.25% coupon and semi-annual interest payments (March and September). This bond is amortized at the end of the period, with a rescue option from March 1, 2011. The maturity date is March 1, 2014.

In order to avoid exchange rate risk, Arauco made two cross-currency swap contracts listed below:

1.- Cross Currency Swap with Banco de Chile for 1,000,000 UF

With this swap Arauco receives semi-annual interest payments (March and September) based on a nominal amount of 1,000,000 UF at a 2.25% annual rate, and interest is payable semi-annually (March and September) based on a notional amount of US$35,700,986.39 (equivalent to 1,000,000 UF at the exchange rate at end of contract) at a rate of 4.99%. The market value amounts to ThU.S.$2,811 at March 31, 2010. The maturity date of this Swap is March 1, 2014.

2.- Cross Currency Swap with JPMorgan for 1,000,000 UF

With this contract Arauco receives semi-annual interest payments (March and September) based on a notional amount of 1,000,000 UF at an annual rate of 2.25%, and pays interest semi-annually (March and September) based on a notional amount of U.S.$35,281,193.28 (equivalent to 1,000,000 UF at the exchange rate at end of contract) at a rate of 4.94%. The market value amounts to ThU.S.$3,346 at March 31, 2010. The maturity date of this Swap is March 1, 2014.

Through a test of effectiveness, Arauco is able to validate that the instrument is highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty in commitments from the object of coverage.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Hedging Swaps F Series Bond

Hedging Objective

Arauco placed a F series bond in November 2008 and March 2009 for an amount of 7,000,000 UF at an annual rate of 4.25% payable semi-annually. To mitigate exchange rate risk, Arauco made four cross-currency swap contracts that partially cover the bond amount posted:

Contract 1: With this contract Arauco receives semi-annual interest payments (April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays interest semi-annually (April and October) based on a notional amount of U.S.$38.38 million (equivalent to 1,000,000 UF at the exchange rate at end of contract) at a rate of 5.86%. The markets value amounts to ThU.S.$1,584 at March 31, 2010. This contract expires on October 30, 2014.

Contract 2: With this contract Arauco receives semi-annual interest payments (April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays interest semi-annually (April and October) based on a notional amount of U.S.$37.98 million (equivalent to 1,000,000 UF at the exchange rate at end of contract) at a rate of 5.79%. The markets value amounts to ThU.S.$2,184 at March 31, 2010. This contract expires on April 30, 2014.

Contract 3: With this contract Arauco receives semi-annual interest payments (April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays interest semi-annually (April and October) based on a notional amount of U.S.$37.98 million (equivalent to 1,000,000 UF at the exchange rate at end of contract) at a rate of 5.8%. The markets value amounts to ThU.S.$2,166 at March 31, 2010. This contract expires on October 30, 2014.

Contract 4: With this contract Arauco receives semi-annual interest payments (April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays interest semi-annually (April and October) based on a notional amount of U.S.$37.62 million (equivalent to 1,000,000 UF at the exchange rate at end of contract) at a rate of 5.79%. The markets value amounts to ThU.S.$2,600 at March 31, 2010. This contract expires on October 30, 2014.

Contract 5: With this contract Arauco receives semi-annual interest payments (April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays interest semi-annually (April and October) based on a notional amount of U.S.$38.42 million (equivalent to 1,000,000 UF at the exchange rate at end of contract) at a rate of 5.62%. The markets value amounts to ThU.S.$1,976 at March 31, 2010. This contract expires on October 30, 2014.

Through a test of effectiveness, Arauco can validate that the above detailed hedging instruments are highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty for commitments that are the objects of such coverage.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Hedging Strategy

Given that Arauco holds a high percentage of assets in Dollars, the Company needs to reduce the exchange rate risks as it has obligations in readjustable Pesos. The aim of this swap is to eliminate exchange rate uncertainty, exchanging cash flows from readjustable Peso obligations from the above mentioned bonds, with U.S. Dollar cash flows (Arauco’s functional currency) at a fixed exchange rate and determined at the date of the contract execution.

Valuation Method

Fair value financial assets with changes in Profit and Loss (Negotiation)

Fair value financial assets with changes in profit and loss are initially recognized at fair value and transaction costs are recognized in the Income Statement. Subsequently, they are registered at fair value.

Swaps: Swaps are valued using the discount cash flow method at a discount rate in accordance with operational risk, using specific swap valuation tools provided by the Bloomberg terminal.

Forwards: These instruments are initially recognized at fair value at the date on which the contract is entered into and are subsequently remeasured at fair value. The forwards are recorded as assets when fair value is positive and, as liabilities when fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

Loans and Receivables

Its value is recorded at amortized cost using the effective interest rate method, discounting the provision for bad debt.

Repurchased Agreements: These are valued at initial investment cost of the short-term instrument plus interest accrued at the closing date for the period.

Mutual Funds: Given their nature, they are recognized at market value (market quote) at the closing date for the period.

Hedging

These financial instruments are valued using the discount cash flow method at a rate in accordance with the operation risk, using internal methodology based on market information from our Bloomberg terminal.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Financial Liabilities at Amortized Cost

Financial instruments classified in this category are valued at amortized cost using the effective interest rate method.

Estimates of bank obligations are determined using specific valuation techniques using cash flow discounted at rates in accordance with the risk of the operation, while bonds are valued at market price.

Financial Liabilities with Changes in Profit and Loss

Swaps: These financial instruments are valued using the discount cash flow method at a rate in accordance with the operation risk, using the information given by each bank as a counterpart.

Risk Management

Arauco’s financial assets are exposed to several financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s global risk management program focuses on financial market uncertainty and tries to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Finance department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units. The Company does not actively participate in the trading of its financial assets for speculative purposes.

Type of risks that arise from financial instruments

Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different time horizons concerning the fulfillment of obligations subscribed to by counterparts, at the time of exercising contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of Risk Exposure and How These Risks Arise

Arauco’s exposure to credit risk is directly related to each of its customer’s individual capacities to fulfill their contractual commitments, reflected in commercial debtor accounts. Furthermore, credit risk also arises for assets that are in the hands of third parties such as fix term deposits, agreements and mutual funds.

With regard to trade accounts receivables, as a policy, Arauco holds insurance policies for open account sales. These are to cover export sales from Celulosa Arauco y Constitución S.A., Aserraderos Arauco S.A., Paneles Arauco S.A. and Forestal Arauco S.A., as well as local sales of Arauco Distribución S.A., Arauco México S.A. de C.V., Arauco Wood Inc., Arauco Colombia S.A., Arauco Perú S.A. and Alto Paraná S.A. (and affiliates), Arauco works with Continental Credit Insurance Company (AA- Fitch Ratings from April 8, 2010). Placas do

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Paraná and Arauco do Brasil (Brazil) local sales credits are insured with Euler Hermes Insurance Company. These insurance policies cover 90% of the invoice with no deductible. In order to guarantee a credit line or an advanced payment to a supplier approved by the Credit Committee, Arauco holds several guarantees, such as mortgages, pledges, standby letters of credit, bank guarantee bonds, checks, promissory notes, consumption loans or any other guarantee that may be needed pursuant to each country’s legislation. Debt covered by this type of guarantee amounted to U.S.$ 72.32 million in March 2010. The guarantee procedure is regulated by Arauco’s Guarantee Policy, which controls accounting and reporting, maturity dates and value.

The Company’s maximum credit risk exposure is limited to the amortized cost value of the registered trade accounts receivable, at the date of this report, less the sales percentage insured by aforementioned credit insurance companies and by the guarantees provided to Arauco.

In the first quarter of 2010, Arauco’s consolidated sales amounted to ThU.S.$784,880, of which 73.30% correspond to credit sales, 18.71% to sales with letters of credit, and 7.99% to other types of sales, such as Cash Against Documents (CAD) and advance payments.

At March 31, 2010, Arauco’s Sales Debtors reached ThU.S.$470,728 of which 74.66% corresponded to credit sales, 20.44% to sales with letters of credit and 4.90% to other types of sales, such as CAD and advance payments, distributed among 2,390 clients. The client with the highest open account debt did not exceed 3.10% of total receivables at that date.

The debt covered by the different insurance and guarantee policies reaches 89.57%, therefore, Arauco’s exposure portfolio is 10.43%.

Secured Debt-Open Account

	ThU.S.$	%
Total Open Account receivables	351,468	100.00
Secured debt (*)	314,814	89.57
Uncovered debt	36,654	10.43

(*)	Secured Debt is defined as the portion of accounts receivable that is covered by a credit company or guarantees as stand-by, mortgage or guarantee bond (among others).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Accounts exposed to this type of risk are: trade receivable, finance lease debtors and other debtors.

	March 2010 ThU.S.$	December 2009 ThU.S.$
Receivables, current
Trades and Notes Receivable	470,282	506,503
Finance lease debtors	3,646	4,315
Other Debtors	245,721	47,623
Net Subtotal	719,649	558,441

Trades and Notes Receivable	485,622	521,462
Finance lease debtors	3,646	4,315
Other Debtors	250,428	52,482
Gross Subtotal	739,696	578,259

Estimated Trades and Uncollectable Notes - Bad Debt	15,340	14,959
Estimated Finance leases	0	0
Estimated Miscellaneous - Bad Debt	4,707	4,859
Subtotal Bad Debt	20,047	19,818

Non Current Receivables (net)
Trades and Notes Receivable	446	226
Finance lease debtors	6,603	7,450
Other Debtors	3,639	3,404
Net Subtotal	10,688	11,080

Trades and Notes Receivable	446	226
Finance lease debtors	6,603	7,450
Other Debtors	3,639	3,404
Gross Subtotal	10,688	11,080

Estimated Trades and Uncollectable Notes - Bad Debt	0	0
Estimated Finance leases	0	0
Estimated Miscellaneous - Bad Debt	0	0
Subtotal Bad Debt	0	0

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Department, which reports to the Finance Department, is responsible for minimizing receivables credit risk and supervising past due accounts. It is also responsible for the approval or rejection of credit limit for all sales. The standards and procedures for the correct control and risk management of credit sales are regulated by the Company’s Credit Policy.

For customer credit line approval and/or modification, all Arauco Group companies have to follow an established procedure. All credit requests are entered into a Credit Evaluation model (EVARIE) where all available information is analyzed, including the credit line given by the credit insurance company. Subsequently, credit requests are approved or rejected by the internal committee of each company within the Arauco Group considering the maximum amount authorized by the Credit Policy Department. If the credit line exceeds the maximum established amount, it is subsequently analyzed by the Corporate Committee. Credit lines are renewed on a yearly basis.

Sales with letters of credit are mainly from Asia and the Middle East. Credit assessments to the issuing banks are performed periodically, in order to obtain ratings made by the principal risk classification companies on country and world risk rankings, and on their financial position over the last five years. Depending on this evaluation, it is decided whether the issuing bank is approved or confirmation is requested.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

All sales are controlled by a credit verification system that has set parameters to block orders from clients who have registered past due amounts of a defined percentage of the debt and/or clients who at the time of product delivery have exceeded their credit limit or whose credit has expired.

The following table shows the percentages in Sales debtors net, at March 31, 2010:

Past due

Days	Up to date	1 to 15	16 to 30	31 to 60	60 to 90	More than 90	Total
ThU.S.$	438,539	20,758	4,762	1,940	3,413	1,316	470,728
%	93.16	4.41	1.01	0.41	0.73	0.28	100.00

Sales Debtor Impairment during the first quarter of 2010 amounts to ThU.S.$229 which represents 0.03% of total sales during this period.

The amount recovered by guarantee collections, insurance payments or any other credit enhancement during the first quarter of 2010 amount to ThU.S.$ 0.63 which represents 10.48% of the total claimed.

Explanation of any changes to risk exposure or changes in objectives, processes and policies regarding previous years’ risk management

In March 2009, Arauco implemented a Guarantee Policy in order to control accounting, valuation and expiration dates.

In December 2009, Arauco Group updated its Corporate Credit Policy.

Regarding the risk of fix term deposits, agreements and mutual funds, Arauco has an investment policy that minimizes the risk through guidelines for management of cash flow surpluses in low-risk institutions.

Investment Policy:

Arauco has an Investment Policy, which identifies and limits financial instruments and companies in which Arauco companies are authorized to invest in, specifically, Celulosa Arauco y Constitución S.A.

It is important to highlight that the company’s Treasury Department is centralized for its operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule are specific investments made through other companies where authorization is required from the Chief Financial Officer.

With regard to financial instruments, the only permitted investments are fixed income investments and instruments with adequate liquidity. Each instrument has defined classifications and limits, which depend on duration and on the issuer.

With regard to intermediaries, a methodology is used that aims at determining the relative risk level of each bank or entity with regard to their financial position and their debt and asset security, using a point system that gives a relative risk ranking. Arauco uses this system to define investment limits.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

The required records for evaluation of the various criteria are obtained from official finance statements provided by the banks in evaluation and from the classification of in-effect short and long term debt securities, as defined by the controlling entity (the Superintendency of Banks and Financial Institutions) and used by Risk Classification companies authorized by said entity, in this case Fitch Ratings Chile, Humphreys and Feller Rate.

Evaluated criteria are: Capital and Reserves, Current Ratio, Equity Share in Total Investments in Financial System, Capital Yield, Operational Income Net Profit Ratio, Debt / Capital Ratio and the Risk Classifications of each entity.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have express authorization from Arauco’s Chief Financial Officer.

Type of Risk: Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill debt obligations at the time of expiration.

Explanation of Risk Exposure and How These Arise

Arauco’s exposure to liquidity risk is found mainly in its obligations to the public, banks and financial institutions, creditors and other payables. These may arise if Arauco is unable to meet net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Finance Management department constantly monitors the company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to control the risk level of available financial assets, Arauco works with an investment policy.

The following table shows the capital commitment of the main financial liabilities subject to liquidity risk, grouped according to their aging:

March 31, 2010:

Tax ID	Name	Currency	Name-country Loans with banks	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate	Nominal Rate
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
—	Arauco do Brasil S.A.	Real	Banco Alfa-Brazil	8	0	66	529	0	74	529	Montly	0	TJLP+1.8%
93,458,000‑1	Celulosa Arauco y Constitución S.A.	US Dollar	Banco BBVA-United States	512	246	0	196,794	48,232	758	245,026	(l) semmianual; (k) semmianually from 2011	0	Libor 6 months +0.2%
—	Arauco Forest Brasil S.A.	Real	Banco HSBC-Brazil	0	0	5,602	0	0	5,602	0	Maturity	0	6.75%
—	Arauco do Brasil S.A.	Real	Banco do Brasil-Brazil	363	1,203	727	0	0	2,293	0	Maturity	0	6.75%
—	Alto Paraná S.A.	US Dollar	Banco Santander Rio-Argentina	0	0	2,009	0	0	2,009	0	Maturity	0	2.20%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim-Brazil	74	0	89	1,433	4,770	163	6,203	(l) semmianual; (k) semmianually from 2016	0	TJLP+3.80%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim-Brazil	6	0	10	154	514	16	668	(l) semmianual; (k) semmianually from 2016	0	VC+CM+3.30%
—	Alto Paraná S.A.	US Dollar	BBVA Banco Francés-Argentina	5,054	0	0	0	0	5,054	0	Maturity	0	2.50%
—	Alto Paraná S.A.	US Dollar	BBVA Banco Francés-Argentina	0	0	2,009	0	0	2,009	0	Maturity	0	2.20%
—	Alto Paraná S.A.	US Dollar	Banco Galicia-Argentina	0	2,022	0	0	0	2,022	0	Maturity	0	2.50%
—	Alto Paraná S.A.	US Dollar	Banco Galicia-Argentina	0	0	4,004	0	0	4,004	0	Maturity	0	2.75%
—	Arauco do Brasil S.A.	Real	Banco Itau-Brazil	1,319	2,620	5,241	0	0	9,180	0	Montly	0	1.43% do CDI
—	Arauco do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom.-Brazil	7	20	52	311	61	79	372	Montly	0	0%
76,721,630‑0	Forestal Rio Grande S.A.	US Dollar	J.P.Morgan-United States	10,161	0	25,713	95,228	0	35,874	95,228	Quarterly	0	Libor 3 months +0.375%

			Total	17,504	6,111	45,522	294,449	53,577	69,137	348,026

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Tax ID	Name	Currency	Name-country Bonds obligation	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate	Nominal Rate
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
93,458,000‑1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-E	661	0	0	44,399	0	661	44,399	(l) semmianual; (k) maturity	4.02	4.00
93,458,000‑1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	4,912	0	0	47,150	395,197	4,912	442,347	(l) semmianual; (k) maturity	4.24	4.25
93,458,000‑1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-H	0	0	149	85,452	0	149	85,452	(l) semmianual; (k) maturity	2.40	2.25
—	Alto Paraná S.A.	US Dollar	Bonds 144 A-Argentina	0	5,307	0	68,850	313,031	5,307	381,881	(l) semmianual; (k) maturity	6.39	6.38
93,458,000‑1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 2019	0	0	6,143	145,000	663,125	6,143	808,125	(l) semmianual; (k) maturity	7.26	7.25
93,458,000‑1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 2ª emission	0	0	391	37,500	148,438	391	185,938	(l) semmianual; (k) maturity	7.50	7.50
93,458,000‑1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 3ª emission	0	0	273,416	0	0	273,416	0	(l) semmianual; (k) maturity	8.65	8.625
93,458,000‑1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 4ª emission	0	0	1,416	401,996	0	1,416	401,996	(l) semmianual; (k) maturity	7.77	7.75
93,458,000‑1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 5ª emission	0	0	3,459	338,438	0	3,459	338,438	(l) semmianual; (k) maturity	5.14	5.13
93,458,000‑1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 6ª emission	9,250	0	0	83,250	380,406	9,250	463,656	(l) semmianual; (k) maturity	5.64	5.63

			Total	14,823	5,307	284,974	1,252,035	1,900,197	305,104	3,152,232

Tax ID	Name	Currency	Name-country Bonds obligation	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate	Nominal Rate
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
82,152,700-7	Bosques Arauco S.A.	U.F.	Banco Santander Chile-97,036,000-K	18	36	165	190	0	219	190	Monthly	0	4.50
96,567,940-5	Forestal Valdivia S.A.	U.F.	Banco Santander Chile-97,036,000-K	11	33	78	0	0	122	0	Monthly	0	4.50

Total				29	69	243	190	0	341	190

December 31, 2009:

Tax ID	Name	Currency	Name-country Loans with banks	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate	Nominal Rate
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
—	Arauco do Brasil S.A.	Real	Banco Alfa-Brazil	5	0	22	325	0	27	325	Montly	0	TJLP+1.8%
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Banco BBVA-United States	0	0	301	172,458	72,453	301	244,911	(l) semmianual; (k) semmianual from 2011	0	Libor 6 months +0.2%
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Banco del Estado-Chile-97,030,000-7	0	103,640	0	0	0	103,640	0	Maturity	0	4.35%
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Banco BBVA-Chile-91,032,000-8	0	15,003	0	0	0	15,003	0	Maturity	0	Libor 2 months +0.55%
—	Arauco do Brasil S.A.	Real	Banco do Brasil-Brazil	722	1,195	371	0	0	2,288	0	Maturity	0	6.75%
—	Alto Paraná S.A.	US Dollar	Banco Santander Rio-Argentina	3,061	0	0	0	0	3,061	0	Maturity	0	4.80%
—	Alto Paraná S.A.	US Dollar	Banco Santander Rio-Argentina	0	4,006	0	0	0	4,006	0	Maturity	0	2.00%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim-Brazil	77	0	0	0	4,404	77	4,404	Montly	0	TJLP+3.80%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim-Brazil	6	0	0	0	424	6	424	Montly	0	VC+CM+3.30%
—	Alto Paraná S.A.	US Dollar	Bank Boston-Argentina	3,580	0	0	0	0	3,580	0	Maturity	0	5.0%
—	Alto Paraná S.A.	US Dollar	BBVA Banco Francés-Argentina	0	0	5,022	0	0	5,022	0	Maturity	0	2.50%
—	Alto Paraná S.A.	US Dollar	BBVA Banco Francés-Argentina	0	4,001	0	0	0	4,001	0	Maturity	0	1.85%
—	Alto Paraná S.A.	US Dollar	BBVA Banco Francés-Argentina	1,534	0	0	0	0	1,534	0	Maturity	0	5.0%
—	Alto Paraná S.A.	US Dollar	BBVA Banco Francés-Argentina	1,006	0	0	0	0	1,006	0	Maturity	0	3.0%
—	Alto Paraná S.A.	US Dollar	Banco Galicia-Argentina	0	0	2,009	0	0	2,009	0	Maturity	0	2.75
—	Arauco do Brasil S.A.	Real	Banco Itau-Brazil	2,569	4,116	9,381	0	0	16,066	0	Montly	0	1.43% do CDI
—	Arauco do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom.-Brazil	7	20	54	474	118	81	592	Montly	0	0%
76,721,630-0	Forestal Rio Grande S.A.	US Dollar	J.P.Morgan-United States	10,267	0	25,713	104,197	0	35,980	104,197	Quarterly	0	Libor 3 months +0.375%
78,049,140-K	Forestal Los Lagos S.A.	US Dollar	Santander Overseas Bank-Puerto Rico	4,839	0	0	0	0	4,839	0	Semminanual	0	Libor 6 months +0.5%

			Total	27,673	131,981	42,873	277,454	77,399	202,527	354,853

Tax ID	Name	Currency	Name-country Bonds obligation	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate	Nominal Rate
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-E	0	0	273	45,796	0	273	45,796	(l) semmianual; (k) maturity	4.02	4.00
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	0	0	2,026	48,635	407,643	2,026	456,278	(l) semmianual; (k) maturity	4.24	4.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-H	0	617	0	89,067	0	617	89,067	(l) semmianual; (k) maturity	2.40	2.25
—	Alto Paraná S.A.	US Dollar	Bonds 144 A-Argentina	1,004	0	0	68,850	313,031	1,004	381,881	(l) semmianual; (k) maturity	6.39	6.38
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 2019	15,406	0	0	145,000	681,250	15,406	826,250	(l) semmianual; (k) maturity	7.26	7.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 2ª emission	0	2,734	0	37,500	153,125	2,734	190,625	(l) semmianual; (k) maturity	7.50	7.50
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 3ª emission	0	8,749	270,500	0	0	279,249	0	(l) semmianual; (k) maturity	8.65	8.625
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 4ª emission	0	8,914	0	416,993	0	8,914	416,993	(l) semmianual; (k) maturity	7.77	7.75
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 5ª emission	7,303	0	0	346,125	0	7,303	346,125	(l) semmianual; (k) maturity	5.14	5.13
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 6ª emission	0	0	4,047	83,250	380,406	4,047	463,656	(l) semmianual; (k) maturity	5.64	5.63

			Total	23,713	21,014	276,846	1,281,216	1,935,455	321,573	3,216,671

Tax ID	Name	Currency	Name-country Bonds obligation	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate	Nominal Rate
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
82,152,700-7	Bosques Arauco S.A.	U.F.	Banco Santander Chile-97,036,000-K	18	37	169	235	0	224	235	Monthly	0	4.50
96,567,940-5	Forestal Valdivia S.A.	U.F.	Banco Santander Chile-97,036,000-K	11	22	104	12	0	137	12	Monthly	0	4.50

			Total	29	59	273	247	0	361	247

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Guarantees given

At the date of these financial statements, Arauco holds ThU.S.$ 12,374 as financial assets passed to third parties (beneficiaries), as a direct guarantee. If Arauco does not meet its obligation, the beneficiary can seek relief under the warranty.

At March 31, 2010, the assets covered by an indirect guarantee amounted to ThU.S.$306,829. The indirect guarantees are given to protect the obligation assumed by a third party, either a related company (the full guarantee of Celulosa Arauco y Constitución S.A. on Alto Parana bonds amounted to ThU.S.$ 270,000) or an unrelated company (the buy-back operations that guarantee the obligation of forest service enterprises amounted to ThU.S.$ 36,829, which in the event of default, Arauco can cancel the obligation to obtain the asset exchange contract).

Direct and indirect guarantees granted by Arauco:

Direct:

Subsidiary reporting	Guarantee	Involved assets	ThU.S.$	Creditor of the guarantee
Arauco do Brasil S.A.	Collateral	Property, plant and equipment	538	Banco Alfa S.A.
Arauco do Brasil S.A.	Guarantee Letter	Financial instruments	1,944	Tractebel Energia Comercializadora Ltda.
Arauco Forest Brasil S.A.	Guarantee Letter	Financial instruments	4,223	Banco Votorantim S.a.
Arauco Forest Brasil S.A.	Guarantee Letter	Financial instruments	5,602	Banco HSBC Bank Brasil AS

Indirect:

Subsidiary reporting	Guarantee	Involved assets	ThU.S.$	Creditor of the guarantee
Celulosa Arauco y Constitución S.A.	Full Guarantee	Financial instruments	270,000	Alto Paraná S.A. (Bonds Holders 144 A)
Bosques Arauco S.A.	Buy-back	Financial instruments	6,333	Leasing Banco Santander, Santiago
Bosques Arauco S.A.	Buy-back	Financial instruments	3,064	Leasing Banco Chile
Forestal Valdivia S.A.	Buy-back	Financial instruments	2,033	Leasing Banco Santander, Santiago
Forestal Valdivia S.A.	Buy-back	Financial instruments	2,357	Leasing Banco Chile
Forestal Celco S.A.	Buy-back	Financial instruments	14,318	Banco Santander, Santiago
Forestal Celco S.A.	Buy-back	Financial instruments	8,724	Banco Chile
Total

Type of Risk: Market Risk – Exchange Rate

Description

This risk arises from the probability of being affected by exchange rate losses due to the currency in which assets, liabilities and investments are held, but which are not included in the balance sheet of an entity.

Explanation of Risk Exposures and How these Arise

Arauco is exposed to the risk of U.S. Dollar (functional currency) fluctuations for sales, purchases and obligations in other currencies, such as the Chilean Peso, Brazilian Real, Euro or others. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main risk.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the effect of this variable on EBITDA and Profit.

Sensitivity analysis assumes a variation of + /- 10% of the exchange rate at March 31, 2010 over the Chilean Peso. This fluctuation range is considered possible given current market conditions at closing date. With all other variables at a constant rate, a Dollar exchange rate variation of + /- 10% in relation to the Chilean Peso would mean a EBITDA annual variation of + /- 0.06% on the profit after tax and + /- 2.08% and 0.01% on equity.

The main financial instruments subject to exchange rate risk are local bonds issued in UF. These are not covered by swaps described in the Hedging chapter.

Amounts expressed in UF	03/31/2010	12/31/2009
Bonds Issued in UF (E Series)	1,000,000	1,000,000
Bonds Issued in UF (F Series)	2,000,000	3,000,000

Type of Risk: Market Risk – Interest rate

Description

This risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations. This risk mainly affects fixed income financial instruments.

Explanation of Risk Exposure and How These Arise

Arauco is exposed to risks due to interest rate fluctuations for obligations to the public, banks and financial institutions and financial instruments that accrue interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing the exposure to changes in interest rates. At March 31, 2010, 8.4% of the Company’s bonds and bank loans bear interest at variable rates. A change of + /- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the profit after tax by + /- 0.36% and equity would not be affected.

	03/31/2010 ThU.S.$	Total
Fix rate	2,777,794	91.6%
Bonds issued	2,623,737
Loans with Banks (*)	153,526
Financial leasing	531
Variable rate	254,776	8.4%
Bonds issued	0
Loans with banks	254,776
Total	3,032,570	100.0%

(*)	Includes bank loans with variable rate swapped to fixed rate.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Type of Risk: Market Risk – Price of Pulp

Description

Pulp price is determined by world and regional market conditions. Prices fluctuate in terms of demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Risk Exposure and How These Arise

Pulp prices are reflected in operational sales within the income statement and directly affect the net profit for the period.

At March 31, 2010, operational income due to pulp sales accounted for 48% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis assumes a variation of + /- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of + /- 10% in the average pulp price would mean a EBITDA annual variation of + /- 10.42%, on the profit after tax and + /- 29.19% and 4.80% on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. OPERATING SEGMENTS (IFRS 8)

Operating segments were defined in accordance with senior management internal reporting structure, in order to support operating decisions and resource allocation. Furthermore, availability of relevant financial information has been considered in order to define operating segments.

The persons responsible for making the decisions mentioned above are the Chief Executive Officer and Corporate Managing Directors of each business area (segment).

In line with the above, the Company established operating segments according to the following business units:

•	Pulp

•	Panels

•	Sawn Timber

•	Forestry

Description of Products and Services which Provide Ordinary Income for each disclosed Segment

Following below are the main products that provide ordinary income for each operational segment:

•	Pulp: The main products sold by this area are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•	Panels: The main products sold in this area are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) and MDF Moldings.

•	Sawn Timber: The range of products sold by this business unit includes different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints, among others.

•

Forestry: This area produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, the Company purchases logs and woodchip from third parties, which it sells to its other business areas.

Explanation on the measurements of Earnings, Assets and Liability of Each Segment

Pulp

The Pulp business unit uses wood exclusively from pine and eucalyptus plantations for the production of different types of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand fluff pulp is mainly used in the manufacture of diapers and female hygienic products.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Arauco has six plants, five in Chile and one in Argentina, and they have a total production capacity of approximately 3.2 millions tons per year. Pulp is sold in more than 40 countries, mainly in Asia and Europe.

Panels

The Panels business unit produces a wide range of panels products and several kinds of moldings aimed at the furniture, decoration and construction industries. In its 8 industrial plants, 3 in Chile, 2 in Argentina and 3 in Brazil, the company has a total annual production capacity of 3.2 million m3 of plywood, PBO, MDF, Hardboards and moldings.

Sawn Timber

The sawn timber business unit produces a wide range of wood and remanufactured products with different kinds of terminations and appearances, which include a wide variety of uses for furniture, packing, construction and refurbishing industries.

With 10 saw mills in operation, 8 in Chile and 2 in Argentina, the company has a production capacity of 2.8 million m3 of sawn wood.

Furthermore, the company has 7 remanufacturing plants, 6 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces. These products are sold in more than 28 countries.

Forestry

The Forestry Division is Arauco’s core business. It provides raw material for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself of having quality wood for each of its products.

Arauco holds a growing forestry asset that is distributed throughout Chile, Argentina and Brazil, reaching 1.5 million hectares, of which 931 thousand hectares are used for plantation, 330 thousand hectares for native forests, 181 thousand hectares for other uses and 47 thousand hectares to be planted. Arauco’s principal plantations are Radiata and taeda pine. These are species that have a fast growth rate and short harvest cycles compared with other long fiber commercial woods.

Additionally, Arauco owns a forestry asset of 127 thousand hectares in Uruguay through a joint venture with Stora Enso, which is presented under Investment accounted by the equity method (see Note 15).

Summary financial information of assets, liabilities and profit or loss by segment, are as follows:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Quarter January-March, 2010	Pulp ThU.S.$	Sawmill ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Income due to ordinary activities	386,252	113,022	27,474	252,982	5,150	0	784,880	0	784,880
Ordinary activity income among segments	2,514	1,088	135,907	3,358	4,047	0	146,914	(146,914)	0

Financial income	0	0	0	0	0	8,584	8,584	0	8,584
Financial costs	0	0	0	0	0	(49,935)	(49,935)	0	(49,935)
Financial costs, net	0	0	0	0	0	(41,351)	(41,351)	0	(41,351)

Depreciations and amortizations	25,486	4,180	2,026	11,434	898	695	44,719	0	44,719
Sum of significant income accounts	0	0	31,281	0	0	0	31,281	0	31,281
Sum of significant expense accounts	16,929	4,222	4,261	3,758	0	0	29,170	0	29,170

Profit (loss) of each specific segment	128,522	253	15,819	23,896	(898)	(105,136)	62,456	0	62,456

Company equity in profit and loss of associates and joint ventures accounted through equity method

Associates	0	0	0	0	0	165	165	0	165
Joint ventures	(893)	0	(521)	0	0	(255)	(1,669)	0	(1,669)

Income tax expense	0	0	0	0	0	(12,711)	(12,711)	0	(12,711)

Non-monetary asset disbursements of the segment

Acquisition of property, plant and equipment and biological assets	42,099	7,824	64,421	11,293	0	0	125,637	0	125,637
Acquisition and contribution of investments in associates and joint venture	4,650	0	7,350	0	0	4,000	16,000	0	16,000

Nationality of Ordinary Income
Ordinary income (Chilean companies)	324,768	100,532	17,726	135,138	164	0	578,328	0	578,328
Ordinary income - foreign (Foreign companies)	61,484	12,490	9,748	117,844	4,986	0	206,552	0	206,552
Total Ordinary Incomes	386,252	113,022	27,474	252,982	5,150	0	784,880	0	784,880

Period ending March 31, 2010	Pulp ThU.S.$	Sawmill ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	3,708,588	427,634	5,063,409	1,204,479	44,637	853,123	11,301,870	(9,789)	11,292,081

Investments accounted through equity method
Associates	0	0	0	0	0	121,917	121,917	0	121,917
Joint Ventures	28,812	0	312,530	0	0	26,655	367,997	0	367,997
Segment liabilities	103,616	31,754	84,362	235,330	11,035	4,422,337	4,888,433	0	4,888,433
Nationality of non-current assets
Chile	2,486,289	221,376	3,372,718	297,232	1,971	179,499	6,599,085	1,853	6,560,938
Foreign	543,247	30,114	1,171,161	561,951	36,277	114,058	2,456,808	0	2,456,808
Non-current assets, Total	3,029,536	251,490	4,543,879	859,183	38,248	293,557	9,015,893	1,853	9,017,746

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Quarter January-March, 2009	Pulp ThU.S.$	Sawmill ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Income due to ordinary activities	362,239	99,807	19,290	175,101	3,703	0	660,140	0	660,140
Ordinary activity income among segments	29,263	149	155,996	7,865	7,040	0	200,313	(200,313)	0

Financial income	0	0	0	0	0	10,943	10,943	0	10,943
Financial costs	0	0	0	0	0	(42,350)	(42,350)	0	(42,350)
Financial costs, net	0	0	0	0	0	(31,407)	(31,407)	0	(31,407)

Depreciations and amortizations	33,412	5,064	1,414	8,882	0	0	48,772	0	48,772
Sum of significant income accounts	0	0	29,678	0	0	0	29,678	0	29,678
Sum of significant expense accounts	0	0	2,602	0	0	0	2,602	0	2,602

Profit (loss) of each specific segment	44,077	(804)	15,793	25,329	(10)	(70,759)	13,626	0	13,626

Company equity in profit and loss of associates and joint ventures accounted through equity method

Associates	0	0	0	0	0	665	665	0	665
Joint ventures	0	0	0	0	0	478	478	0	478

Income tax expense	0	0	0	0	0	(7,156)	(7,156)	0	(7,156)

Non-monetary asset disbursements of the segment	55,620	4,683	32,576	3,492	363	0	96,734	0	96,734

Nationality of Ordinary Income
Ordinary income (Chilean companies)	323,198	90,848	11,776	112,808	47	0	538,677	0	538,677
Ordinary income - foreign (Foreign companies)	39,041	8,959	7,514	62,293	3,656	0	121,463	0	121,463
Total Ordinary Incomes	362,239	99,807	19,290	175,101	3,703	0	660,140	0	660,140

Period ending December 31, 2009	Pulp ThU.S.$	Sawmill ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	3,733,482	437,724	5,008,403	1,202,296	50,426	992,401	11,424,732	(10,905)	11,413,827

Investments accounted through equity method
Associates	0	0	0	0	0	118,435	118,435	0	118,435
Joint Ventures	26,055	0	305,701	0	0	26,910	358,666	0	358,666
Segment liabilities	116,754	38,570	89,958	229,110	8,827	4,548,175	5,031,394	0	5,031,394
Nationality of non-current assets
Chile	2,604,235	222,473	3,364,282	299,227	1,974	175,945	6,668,136	1,938	6,670,074
Foreign	539,907	42,053	1,184,219	570,476	37,627	97,158	2,471,440	0	2,471,440
Non-current assets, Total	3,144,142	264,526	4,549,501	869,703	39,601	273,103	9,139,576	1,938	9,141,514

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. DISTRIBUTABLE NET PROFIT AND EARNINGS PER SHARE

Distributable net profit

As a general policy, the Board of Directors of Celulosa Arauco y Constitución S.A. has agreed that the net profit to be distributed as dividend payment is determined based on the effective realised profit, net of any relevant variations in the value of unrealized assets and liabilities, which are refunded to the calculation of net profit in the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net profit of the Company, that is, the net profit to be considered for calculating the minimum required and additional dividend, the following unrealised results are excluded from the results of the exercise:

1)	Those relating to the fair value registration of forestry assets covered by IAS 41, restating them to the net profit at the time of its completion. For these purposes, this includes the realized portion of such increases in fair value for assets sold or disposed by other means.

2)	Those generated in the acquisition of entities. These results will be reimbursed to the net profit at the time of its completion. For this purpose, the results are realized when acquired entities generate a profit after its acquisition, or when such entities are sold.

The deferred taxes associated with the amounts described in points 1) and 2) are also excluded.

The following table details adjustments made for the determination of the provision to register at March 31, 2010 corresponding to 40% of distributable net profits for the period 2010:

Distributable Net Profit ThU.S.$
Profit attributable to the controller at 03/31/2010	62,456
Adjustments
Biological Assets
Unrealised	(26,477)
Realised	24,260
Deferred taxes	(79)
Total adjustments	(2,296)
Distributable Net Profit at 03/31/2010	60,160

As a general matter, the Company expects to maintain its policy on dividends, for all future tax periods, with around 40% of net profits to be distributed for each tax year; considering the alternative of a provisional dividend at year end.

The line Other non-financial current liabilities of this Classified Financial Statement dated March 31, 2010 shows ThU.S.$24,064 for the provision of minimum dividend for the period 2010.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

Earnings per share

The Earnings per share are calculated by dividing the profit attributable to shareholders of the Company with the weighted average of outstanding common shares. Arauco has no diluted shares.

Gains (losses) per Shares	03/31/2010 ThU.S.$	03/31/2009 ThU.S.$
Gain (loss) attributable to holders of instruments in net equity participation of the Controller	62,456	13,626
Weighted average of number of shares	113,152,446	113,152,446
Gain (loss) per share (U.S.$ per share)	0.55	0.12

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. EVENTS AFTER REPORTING PERIOD (IAS 10)

1) On April 28, 2010 information about progress in reestablishing company’s operations that were affected by the earthquake and tsunami that occurred on February 27, 2010 was updated.

The Valdivia Pulp Mill, located in San José de la Mariquina, in Región XIV of los Ríos, which has an annual authorized production capacity of 550,000 tons of pulp, has been operating normally since March 21, 2010.

The Licancel, Nueva Aldea Pulpmills and Línea I of Arauco, have initiated their production process this week and are anticipated to regain their production capacities in the next few days.

The Licancel Pulp Mill, located in Licantén, in Chile’s Region VII of Maule, has an annual production capacity of approximately 140,000 tons of pulp. The Nueva Aldea Pulp Mill, located in Nueva Aldea, in Region VIII of Bío Bío, has an annual production capacity of approximately 1,000,000 tons of pulp. Lastly, the Arauco Pulp Mill Line I, located in Horcones, in Region VIII of Bío Bío, has an annual production capacity of approximately 290,000 tons of cellulose.

The Constitución Pulp Mill, located in Constitución, in Region VII of Maule, which has an annual production capacity of approximately 355,000 tons of pulp; estimated to initiate its production process during the month of May.

Lastly, with respect to Line II of the Aracuo Pulp Mill, which has an annual production capacity of approximately 500,000 tons of pulp, the repair process is ongoing, which includes, in particular, the repair of the recovery boiler. It is not yet possible to predict when production will be reinitiated.

Finally, all other forestal and industrial activities of the Company are now completely normalized, including the panel plants, sawmills, wood remanufacturing facilities and those facilities designated for the generation of biomass energy.

2) On April 6, 2010 the following was reported: The Company has various insurance policies that cover the risk of damage to assets owned by Arauco or its subsidiaries, considering various risks.

Regarding the policies that cover damages caused by earthquakes and their consequences, the Company has insured its physical assets (such as industrial plants and facilities), as well as any losses caused by business interruptions and/or higher costs in the production of pulp, panels, energy and sawn timber, in maximum indemnity limit of US$ 650,000,000 per event. The deductible for damages caused by the earthquake to physical assets amounts to US$ 3,000,000 and the deductible for losses resulting from business interruption includes the first 21 days of stoppage.

3) The authorization for the issuance and publication of these consolidated financial statements for the period between January 31 and March 31, 2010 was approved by the Board in Extraordinary Session No. 422 dated May 25, 2010.

No other events have occurred between March 31, 2010 and the issuance of these financial statements.